As filed with the Securities and Exchange Commission on January 8, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RAYONIER TRS HOLDINGS INC.

and

RAYONIER INC.

(Exact name of Registrant as specified in its charter)

North Carolina Delaware	13-2607329 20-0392883
(State of incorporation)	(I.R.S. Employer Identification Number)

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joshua H. DeRienzis, Esq.

Senior Counsel and Assistant Corporate Secretary

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copy to:

Mike Rosenwasser, Esq.

Allan D. Reiss, Esq.

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, NY 10103

(212) 237-0018

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this form is a post effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum aggregate offering price per unit	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
3.75% Senior Exchangeable Notes due 2012 of Rayonier TRS Holdings Inc.	$300,000,000 (1)	100% (3)	$300,000,000 (3)	$11,790
Common Shares, zero par value, of Rayonier Inc. (4)	5,472,990	N/A	N/A	N/A
Guarantees of Rayonier Inc.	N/A	N/A	N/A	N/A(5)
Total	$300,000,000		$300,000,000	$11,790

(1)	Represents the aggregate principal amount of 3.75% Senior Exchangeable Notes due 2012 that we sold in a private placement on October 16, 2007.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, or the Securities Act.

(3)	Exclusive of accrued interest, distributions and dividends, if any.

(4)	The registrant will receive no consideration upon exchange of the notes. Therefore, pursuant to Rule 457(i), no filing fee is required with respect to the common shares registered hereby. Represents the maximum number of common shares that may be issued upon exchange of the notes registered hereby. In addition to the common shares set forth in the table above, pursuant to Rule 416 under the Securities Act, we are registering an indeterminate number of common shares issuable upon exchange of the notes by means of an antidilution adjustment of the conversion price pursuant to the terms of the notes.

(5)	No separate consideration will be received for any guarantee of debt securities; accordingly pursuant to Rule 457(n) of the Securities Act of 1933, as amended, no separate filing fee is required.

PROSPECTUS

$300,000,000

Rayonier TRS Holdings Inc.

3.75% Senior Exchangeable Notes due 2012

Unconditionally Guaranteed by Rayonier Inc.

The notes bear interest at the rate of 3.75% per year, payable semiannually on each April 15 and October 15, beginning April 15, 2008 and will mature on October 15, 2012. The notes are not redeemable prior to maturity.

We originally issued the notes in a private placement on October 16, 2007. This prospectus will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. Additional selling security holders may be named by means of a prospectus supplement.

The notes are exchangeable by holders for cash and, in certain circumstances, shares of common stock of Rayonier TRS Holdings Inc.’s parent company, Rayonier Inc., at any time on or after July 15, 2012 until the second business day preceding maturity and prior thereto only under the following circumstances: (1) if the closing sale price of Rayonier’s common stock is above a specified threshold for a specified time period, (2) if the trading price of the notes is below a specified threshold for a specified time period or (3) upon the occurrence of the specified transactions described in this prospectus.

Upon exchange, Rayonier TRS Holdings Inc. will deliver cash and shares of Rayonier Inc.’s common stock, if any, based on a daily exchange value (as described herein), calculated on a proportionate basis for each day of the 20 trading day exchange reference period. The daily exchange value will be calculated using an exchange rate, which will initially be 18.2433 shares of common stock of Rayonier Inc. per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $54.81 per share. The exchange rate is subject to adjustments described herein.

The notes are unsecured and rank equally with all of Rayonier TRS Holdings Inc.’s other unsecured and unsubordinated indebtedness from time to time outstanding. Rayonier Inc. fully and unconditionally guarantees the notes. The guarantee is unsecured and ranks equally with all of the other unsecured and unsubordinated indebtedness of Rayonier Inc. from time to time outstanding.

Holders have the right to require Rayonier TRS Holdings Inc. to purchase the notes at a purchase price equal to 100% of the principal amount of the notes upon a fundamental change as described in this prospectus. In the event of certain fundamental changes the exchange rate will increase.

The notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as The PORTAL MarketSM, or PORTAL, a subsidiary of The Nasdaq Stock Market, Inc. The common stock of Rayonier Inc. is traded on the New York Stock Exchange under the symbol “RYN.” The last reported sales price of Rayonier Inc.’s common stock on the New York Stock Exchange on January 7, 2008 was $44.25 per share.

You should consider the risks that we have described in “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2008

You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the notes. We are not making an offer of these securities in any state where such an offer is not permitted. The information in this prospectus may only be accurate on the date of this prospectus or the dates of the documents incorporated by reference in this prospectus. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any other date.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, except where the context otherwise requires or as otherwise indicated, references to (i) the “Company,” “we,” “our” and “us” refer to Rayonier Inc. and its subsidiaries, including the issuer, Rayonier TRS Holdings Inc., (ii) “Rayonier TRS” refer to the issuer of the notes, Rayonier TRS Holdings Inc., and not to any of its subsidiaries and (iii) “Rayonier” refers to Rayonier Inc., the parent of the issuer of the notes and the issuer of the common stock into which the notes are exchangeable, and not to any of its subsidiaries. Except where the context otherwise requires, references to, and descriptions of, our assets, operations and financial results include the assets, operations and financial results of Rayonier Inc. and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated in this prospectus by reference contain forward-looking statements. These “forward-looking statements” are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. For example, when used in this document or in documents incorporated in this document by reference, words such as “may,” “will,” “should,” “expect,” “estimate,” “believe,” “allow,” “anticipate” and other similar expressions are intended to identify forward-looking statements. You are cautioned that actual results could differ materially from those anticipated in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of us or our management, are not guarantees of future performance and involve risks, uncertainties and assumptions about us and the industry in which we operate, including, among other things:

•	the cyclical and competitive nature of the forest products and real estate industries and markets;

•	fluctuations in demand for, or supply of, our performance fibers products, timber, wood products or real estate and entry of new competitors into these markets;

•	changes in energy and raw material prices, particularly for our performance fibers and wood products businesses;

i

•	changes in global market trends and world events, including those that could impact customer demand;

•	adverse weather conditions, including natural disasters, affecting our timberlands and the production, distribution and availability of raw materials such as wood, energy and chemicals;

•

changes in environmental laws and regulations, including laws regarding air emissions and water discharges, remediation of contaminated sites, timber harvesting, water withdrawal and management, delineation of wetlands and endangered species, and other changes that may restrict or adversely impact our ability to develop properties or otherwise conduct our business;

•	the cost of the development of property generally, including the cost of property taxes, labor and construction materials;

•	the timing of construction and availability of public infrastructure;

•

the lengthy, uncertain and costly process associated with the ownership or development of real estate, especially in Florida, which also may be affected by changes in law, policy and other political factors beyond our control;

•	changes in the demographics affecting projected population growth and migration to the Southeastern U.S.;

•	the potential for legal challenges to land use entitlements and permits in connection with our properties;

•	unexpected delays in the entry into or closing of real estate transactions;

•	changes in interest rates and the availability of financing for real estate development and mortgage loans;

•	adverse weather conditions, including natural disasters, affecting our timberland and the production, distribution and availability of raw materials such as wood, energy and chemicals;

•	our ability to identify and complete timberland and higher-value real estate acquisitions;

•	the geographic concentration of a significant portion of our timberland;

•	changes in key management and personnel;

•	interest rate and currency movements;

•	our capacity to incur additional debt;

•	changes in import and export controls or taxes;

•	our ability to continue to qualify as a REIT and to fund distributions using cash generated through our taxable REIT subsidiaries;

•	the ability to complete like-kind-exchanges of timberlands and real estate; and

•	changes in tax laws that could reduce the benefits associated with REIT status.

The above description of risks and uncertainties is not all-inclusive, but designed to highlight what we believe are important factors to consider. For additional factors that could impact future results, please see the section herein entitled “Risk Factors” and similar discussions in our SEC filings, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2006.

All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise, unless required to do so under federal securities laws.

ii

SUMMARY

The following summary supplements, and should be read in conjunction with, the more detailed information contained elsewhere or incorporated by reference in this prospectus. This summary contains basic information about us, the notes and the Rayonier common shares into which the notes are exchangeable. You should read carefully this entire prospectus, the section entitled “Risk Factors” and our financial statements and the notes thereto, which are incorporated into this prospectus by reference, before making an investment decision.

Rayonier TRS Holdings Inc.

Rayonier TRS, a wholly-owned subsidiary of Rayonier, is engaged through its subsidiaries in manufacturing, sales and marketing of high-value specialty cellulose products and dimension lumber and selling and developing real estate. Rayonier TRS conducts all of our non-REIT-qualifying operations, which are subject to corporate-level tax on earnings. The principal executive offices of Rayonier TRS are located at 50 North Laura Street, Jacksonville, Florida 32202 and its telephone number at that address is (904) 357-9100.

Rayonier Inc.

The Company is a leading international forest products company and, in addition to the operations conducted by Rayonier TRS, is primarily engaged in activities associated with timberland operation and management. We currently own, lease or manage approximately 2.6 million acres of timberland and real estate located in the United States and New Zealand. We believe that we are the fifth largest private timberland owner in the U.S. Our registered executive offices are located at 50 North Laura Street, Jacksonville, Florida 32202 and our telephone number at that address is (904) 357-9100.

Effective January 1, 2004, we restructured as a real estate investment trust, or a REIT. Under this structure, we are generally not required to pay federal income taxes on our earnings from timber harvest operations and other REIT-qualifying activities contingent upon meeting applicable distribution, income, asset, shareholder and other tests.

We operate in four business segments: timber, real estate, performance fibers, and wood products. Our timber segment includes all activities that relate to the harvesting and sale of timber. Our real estate segment includes the sale and development of properties, including timberlands and real estate which have become, or are becoming, more valuable for development, recreation or conservation than for timber production. Our performance fibers segment includes two major product lines: cellulose specialties and absorbent materials. Our wood products segment is comprised of lumber operations. Our remaining operations include purchasing, harvesting and selling timber acquired from third parties (log trading) and trading wood products.

Our Timber Segment

Our timber segment owns, leases or manages approximately 2.6 million acres of timberlands, and sells standing timber (primarily at auction to third parties) and delivered logs. Of this total, about 1.7 million acres are located in several states in the Southern U. S. and 370,000 acres are located in Washington, with most of the remainder owned by a joint venture in New Zealand in which we own 40% and are the manager. In 2006, we acquired 228,000 acres of timberland in six states for an aggregate $272 million, which increased our geographic footprint and species mix.

Our Real Estate Segment

Our higher value real estate holdings are primarily in the Southern U.S. We segregate these real estate holdings into two groups: development and rural properties. Development properties consist of over 200,000 acres of high-value real estate located primarily in the 11 coastal counties between Savannah, Georgia and Daytona Beach, Florida, which we often refer to as the “coastal corridor,” while the rural properties essentially include the balance of our ownership in the South. A significant portion of our acreage has become, or is emerging as, more valuable for development, recreational or conservation purposes than for growing timber. To maximize the value of these properties, we have expanded our focus from sales of medium and large tracts of unentitled land to include more value-added activities such as seeking entitlements for our property and entry into participation, joint venture and other arrangements with experienced developers.

Our Performance Fibers Segment

We are a leading manufacturer of high-value specialty cellulose fibers. Most of these specialty fibers are used in dissolving chemical applications that require a highly purified form to produce cellulose acetate and ethers that create high-value, technologically demanding products. Our products are used in a wide variety of end uses such as acetate textile fibers, pharmaceuticals, cosmetics, food products, casings and filter media, cigarette filters, rigid packaging, liquid crystal display screens, photographic film, impact-resistant plastics, high-tenacity rayon yarn for tires and industrial products, detergents, thickeners for oil well-drilling muds, lacquers, paints, printing inks and explosives. We are also a producer of absorbent mediums for products such as disposable baby diapers, feminine hygiene products, adult incontinence products, industrial towels and wipes and non-woven fabrics.

Our Wood Products Segment

Our wood products business segment manufactures and sells dimension lumber, which is generally used for residential and industrial construction, in three lumber manufacturing facilities in Georgia. Our lumber sales are primarily made to customers in the Southeastern U.S.

Competitive Strengths

We believe that the following competitive strengths position us well to execute our business strategies:

•

Large, geographically diverse acreage position. We have a large and geographically diverse portfolio, owning or leasing approximately 2.2 million acres of timberland and real estate in Georgia, Florida, Alabama, Oklahoma, Arkansas, Texas, Louisiana, New York and Washington.

•

Leading manufacturer of high-value specialty cellulose fibers. We are a leading manufacturer of high-value specialty cellulose products. Our production facilities in Jesup, Georgia and Fernandina Beach, Florida have a combined annual capacity of approximately 740,000 metric tons. These facilities are capable of manufacturing more than 25 different grades of high purity performance fibers.

•

Long-term contracts for high-value cellulose specialties. We have entered into long-term contracts for 80% of our high-value cellulose specialties production into 2011 with large manufacturers of acetate-based products and other key customers.

•

Geographically diverse sales and diverse customer base. We sell our products to a variety of domestic and foreign customers in the United States, Europe, Asia, Latin America, New Zealand and Canada. In 2006, sales to Europe, Japan, China and Latin America represented 14%, 7%, 6% and 2%, respectively, of our total sales.

Business Strategies

Our basic business strategies are as follows:

•

Pursue strategic growth opportunities in our timber segment. We intend to pursue timberland purchases to expand our acreage in our core geographic areas and in areas which we believe will generate demand for our timber.

•

Focus on opportunities to improve returns from our timber assets. We intend to continue to operate our timber segment as a stand-alone business, requiring our mills and trading groups to compete with third-party bidders for timber. In addition, we will continue to focus on optimizing timber returns by continually improving productivity and yields through advanced silvicultural practices that take into account soil, climate and biological considerations.

•

Maximize value of our property suitable for development. A significant portion of our acreage has become, or is emerging as, more valuable for development, recreational or conservation purposes than for growing timber. In 2005, we established a real estate subsidiary, TerraPointe LLC, to lead these development activities. We intend to continue to focus on engaging in value-added development activities for these properties.

•

Strengthen our position as a premier worldwide supplier in our performance fibers segment. We intend to focus on improving our position as a premier supplier of cellulose specialties. We intend to continue to use our research and development facilities in our Jesup, Georgia facility to further develop and enhance existing core products and technologies, improve the quality of cellulose fiber grades, absorbent materials and related products, improve manufacturing efficiency and environmental controls, and reduce fossil fuel consumption.

•

Pursue long-term contracts for our high-value cellulose specialties. We intend to continue to enter into long-term contracts for our high-value cellulose specialties production in order to help reduce the effects of cyclical pricing of commodity market paper pulp. In 2006, we entered into long-term contracts for 80% of our high-value cellulose specialties production into 2011.

Organizational Structure

The following diagram depicts our current simplified organizational structure, including certain significant subsidiaries:

The Offering

Issuer	Rayonier TRS Holdings Inc.

Notes Offered	$300,000,000 aggregate principal amount of 3.75% Senior Exchangeable Notes due 2012.

Maturity Date	October 15, 2012.

Interest Payment Dates	April 15 and October 15 of each year, beginning on April 15, 2008.

Interest	3.75% per annum, payable semiannually, in arrears. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Guarantee	Rayonier fully and unconditionally guarantees the due and punctual payment of the principal of and interest, if any, on, the notes when and as the same shall become due and payable, whether at maturity, upon repurchase or otherwise.

Ranking	The notes and the guarantee are Rayonier TRS’s and Rayonier’s respective unsubordinated unsecured obligations and:

• rank equal in right of payment with all other existing and future unsubordinated unsecured indebtedness of Rayonier TRS or Rayonier, as applicable;

• rank senior in right of payment to any future indebtedness of Rayonier TRS or Rayonier, as applicable, that is expressly subordinated to the notes or the guarantee, as the case may be;

•        are effectively subordinated in right of payment to any future secured indebtedness of Rayonier TRS or Rayonier, as applicable, to the extent of the value of the collateral securing such obligations; and

• are effectively subordinated in right of payment to all indebtedness and liabilities (including trade credit) of the subsidiaries of Rayonier TRS or Rayonier, as applicable.

Exchange Rights	The notes are exchangeable by holders for cash and, in certain circumstances, common stock of Rayonier at any time on or after July 15, 2012 until the second business day preceding maturity and prior thereto only under the following circumstances:

•        during any calendar quarter beginning after December 31, 2007 and only during such calendar quarter, if the closing price of Rayonier’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 130% of the exchange price on the last trading day of such preceding calendar quarter;

•        during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of Rayonier’s common stock for each day in that period and the exchange rate;

• upon the occurrence of specified distributions to holders of Rayonier’s common stock; or

• upon a fundamental change.

On and after July 15, 2012, until the close of business on the second business day immediately preceding the maturity date, holders may exchange their notes at any time, regardless of the foregoing circumstances.

The initial exchange rate is 18.2433 shares of common stock of Rayonier per $1,000 principal amount of notes, subject to adjustments for certain events. The initial exchange rate is equivalent to an exchange price of approximately $54.81 per share. In addition, if certain fundamental changes occur, Rayonier TRS may be required in certain circumstances to increase the exchange rate with respect to Notes exchanged in connection therewith.

Except as described in “Description of the Notes—Exchange of Notes,” upon any exchange, holders will not receive any separate cash payment representing accrued and unpaid interest or additional interest.

Exchange Settlement	Upon exchange of the notes, Rayonier TRS will pay cash equal to the lesser of the aggregate principal amount and the exchange value of the notes being exchanged and cash, shares of Rayonier’s common stock or a combination of cash and shares of Rayonier’s common stock, at Rayonier TRS’s option, for the remainder, if any, of Rayonier TRS’s exchange obligation, in each case based on a daily exchange value calculated on a proportionate basis for each trading day in the 20-trading day exchange reference period. See “Description of the Notes—Exchange of Notes—Settlement upon Exchange.”

Repurchase at Holder’s Option upon a Fundamental Change	A holder may require Rayonier TRS to repurchase some or all of such holder’s notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case to, but not including, the repurchase date. See “Description of the Notes—Repurchase of Notes at the Option of Holders upon a Fundamental Change.”

Exchange Rate Adjustment upon Certain Fundamental Changes	If certain fundamental changes occur, Rayonier TRS may be required in certain circumstances to increase the exchange rate for any notes exchanged in connection with such fundamental change by a specified number of shares of Rayonier common stock. A description of how the exchange rate will be increased and a table showing the exchange rate that would apply at various stock prices and fundamental change effective dates are set forth under “Description of the Notes—Exchange of Notes—Increase of Exchange Rate upon Certain Fundamental Changes.”

Optional Redemption	The notes are not subject to redemption prior to maturity.

Sinking Fund	None.

Use of Proceeds	The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and Rayonier’s common shares issuable upon exchange of the notes. We will not receive any proceeds from these sales. Please see “Use of Proceeds” for additional information.

Trustee and Paying Agent	The Bank of New York Trust Company, N.A.

DTC Eligibility	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes is shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Delivery and Form.”

Listing and Trading	The notes will not be listed on any securities exchange. There is no assurance that an active trading market will develop for the notes. See “Risk Factors.” The notes are eligible for trading in PORTAL; however, no assurance can be given as to the liquidity of or trading market for the notes. Rayonier’s common stock is listed on the New York Stock Exchange under the symbol “RYN.”

Governing Law	The indenture and the notes provide that they are governed by, and construed in accordance with, the laws of the State of New York.

Summary Financial Data

The following summary financial data should be read in conjunction with Rayonier’s and its subsidiaries’ condensed consolidated financial statements and related notes incorporated by reference into this prospectus. The selected consolidated income statement data for the nine months ended September 30, 2007 and 2006 and the selected consolidated balance sheet data as of September 30, 2007 and 2006 have been derived from Rayonier’s and its subsidiaries’ unaudited condensed consolidated financial statements incorporated by reference into this prospectus. The selected consolidated operating data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from Rayonier’s and its subsidiaries’ audited consolidated financial statements incorporated by reference into this prospectus. In the opinion of Rayonier’s management, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary to be consistent with audited consolidated financial statements for a fair presentation of our results of operations and financial condition for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
Income Statement Data:
Sales	$934,296	$901,303	$1,229,807	$1,180,708	$1,162,778
Costs and expenses:
Cost of sales	690,224	702,893	952,743	942,103	937,039
Selling and general expenses	48,925	45,107	63,445	64,403	59,297
Other operating income	(7,124)	(1,848)	(8,818)	(10,401)	(6,184)

	732,025	746,152	1,007,370	996,105	990,152
Equity in income (loss) of New Zealand joint venture	1,246	(985)	(610)	(1,411)	—

Operating income before gain on sale of New Zealand timber assets	203,517	154,166	221,827	183,192	172,626
Gain on sale of New Zealand timber assets	—	7,769	7,769	36,968	—

Operating income	203,517	161,935	229,596	220,160	172,626
Interest expense	(42,212)	(35,120)	(48,905)	(46,960)	(46,718)
Interest and miscellaneous income, net	3,613	7,073	9,447	17,647	506

Income from continuing operations before income taxes	164,918	133,888	190,138	190,847	126,414
Income tax (provision) benefit	(25,070)	(12,681)	(19,055)	16,948	33,649

Income from continuing operations	139,848	121,207	171,083	207,795	160,063
Income (loss) on discontinued operations, net of income tax benefit (expense)	—	—	5,335	(24,956)	(3,162)

Net income	139,848	121,207	176,418	182,839	156,901
Other comprehensive income (loss):
Unrealized loss on hedged transactions, net of income tax benefit	—	—	—	(410)	(339)
Foreign currency translation adjustment	5,387	(1,936)	3,226	(9,705)	11,611
Amortization of pension and postretirement costs	3,941	—	—	—	—
Minimum pension liability adjustment	—	—	13,339	16,323	(217)

Comprehensive income	$149,176	$119,271	$192,983	$189,047	$167,956

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands, except per share data)
Per Share Data:
Earnings (loss) per common share
Basic earnings (loss) per share:
Continuing operations	$1.80	$1.58	$2.23	$2.75	$2.15
Discontinued operations	—	—	0.07	(0.33)	(0.04)

Net income per share	$1.80	$1.58	$2.30	$2.42	$2.11

Diluted earnings (loss) per share:
Continuing operations	$1.77	$1.55	$2.19	$2.68	$2.09
Discontinued operations	—	—	0.07	(0.32)	(0.04)

Net income per share	$1.77	$1.55	$2.26	$2.36	$2.05

Weighted average common shares outstanding:
Basic	77,455	76,422	76,487	75,505	74,446
Diluted	78,794	78,039	78,159	77,644	76,533

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$92,145	$168,885	$40,171	$146,227	$84,117
Total current assets	299,065	390,828	298,554	354,098	369,443
Total property, plant and equipment	1,340,397	1,392,086	1,364,944	1,352,404	1,333,276
Total assets	1,967,852	1,871,943	1,962,882	1,839,064	1,944,320
Total current liabilities	177,426	185,874	193,337	170,070	246,725
Long-term debt	620,976	555,120	655,447	555,213	610,290
Shareholders’ equity	983,775	922,044	916,262	891,871	803,407
Other Data:
Cash provided by (used for):
Operating activities from continuing operations	$263,731	$222,349	$306,928	$254,145	$292,324
Operating activities from discontinued operations	—	—	—	7,762	3,104
Investing activities from continuing operations	(83,546)	(99,389)	(385,193)	(23,743)	(179,146)
Investing activities from discontinued operations	—	—	—	39,600	(1,639)
Financing activities from continuing operations	(128,880)	(101,513)	(29,839)	(215,565)	(51,999)

EBITDA is a non-GAAP financial measurement. We use EBITDA because we believe that such a measurement is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by some investors and others to make informed investment decisions. You should not consider it in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company.

The following table presents our EBITDA and reconciles our cash provided by operating activities to our EBITDA for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
	(in millions)
Cash provided by operating activities	$263.7	$222.3	$306.9	$254.1	$292.3
Gain on sale of New Zealand timber assets	—	7.8	7.8	36.9	—
Non-cash cost basis of real estate sold	(7.7)	(10.8)	(12.4)	(11.8)	(11.0)
Income tax expense (benefit)	25.1	12.7	19.1	(16.9)	(33.6)
Interest expense, net	38.4	28.0	39.1	38.8	44.1
Working capital (decreases)/increases	(2.3)	(3.9)	(2.3)	16.4	(37.4)
Other balance sheet changes	10.7	4.6	7.3	60.4	64.2

EBITDA	$327.9	$260.7	$365.5	$377.9	$318.6

RISK FACTORS

You should carefully consider the risks described below and in our Annual Report on Form 10-K for the year ended December 31, 2006 before making an investment in the notes. The risks described below or incorporated by reference are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and Rayonier’s common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

The risks relating to our business are set forth in our Annual Report on Form 10-K for the year ended December 31, 2006, or the 2006 Form 10-K, and are incorporated by reference herein, with the exception of the following risk factor, which is modified from that set forth in the 2006 Form 10-K.

We are dependent upon attracting and retaining key personnel.

We believe that our success depends, to a significant extent, upon our ability to attract and retain key senior management and operations management personnel. Our failure to recruit and retain these key personnel could adversely affect our financial condition or results of operations.

Risks Related to the Offering

The market price of the notes could be significantly affected by the market price of Rayonier’s common stock.

We expect that the market price of the notes will be significantly affected by the market price of Rayonier’s common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible or nonexchangeable debt securities. The market price of Rayonier’s common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results,

•	general conditions and prospects for the industries and businesses in which we operate,

•	changes in financial estimates and recommendations by financial analysts,

•	changes in the ratings of the notes or other securities of Rayonier,

•	developments related to litigation or regulatory proceedings involving us,

•	fluctuations in the stock price and operating results of our competitors, and

•	dispositions, acquisitions and financings.

In addition, the stock markets in general, including the New York Stock Exchange, have experienced price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the notes and Rayonier’s common stock.

We cannot assure you that an active trading market will develop for the notes.

The notes will not be listed on any securities exchange. Although the notes are currently traded in PORTAL, Rayonier TRS and Rayonier cannot assure you as to: (1) the liquidity of any market for the notes, (2) the ability of the holders to sell their notes, or (3) the prices at which holders would be able to sell their notes. Under the registration rights agreement, we are required to use reasonable commercial efforts to have the shelf registration statement, of which this prospectus is a part, declared effective by the SEC. We cannot assure you that an active trading market for the notes will develop. If an active trading market does not develop, the market price and liquidity of the notes may be adversely affected.

Upon exchange of the notes, Rayonier TRS will have the option to pay cash in lieu of delivering Rayonier’s common stock with respect to an amount up to $1,000 and Rayonier’s common stock with respect to the exchange value in excess thereof, if any. Therefore, holders of the notes may receive no or limited numbers of Rayonier’s common stock upon exchange.

Upon exchange of the notes, Rayonier TRS will pay cash in lieu of delivering Rayonier’s common stock with respect to an amount up to $1,000, and will have the option to deliver common stock of Rayonier with respect to the exchange value in excess thereof, if any. See “Description of the Notes—Exchange of Notes—Settlement upon Exchange.” Accordingly, upon exchange of a note, holders may not receive any, or may receive only a limited number of, Rayonier’s common stock. Further, Rayonier TRS’s liquidity may be reduced upon exchange of the notes. In addition, in the event of Rayonier TRS’s bankruptcy, insolvency or certain similar proceedings during the exchange reference period, there is a risk that a bankruptcy court may decide a holder’s claim to receive such cash and stock could be subordinated to the claims of Rayonier TRS’s creditors as a result of such holder’s claim being treated as an equity claim in bankruptcy.

Rayonier TRS may not have sufficient funds to pay the principal upon exchange or to purchase the notes upon a fundamental change as required by the indenture governing the notes.

Upon exchange of the notes pursuant to the terms of the indenture, Rayonier TRS will be required to pay cash up to the principal amount of the notes. In addition, holders of the notes also may require Rayonier TRS to purchase their securities upon a “Fundamental Change” as defined under “Description of the Notes—Repurchase of Notes at the Option of Holders upon a Fundamental Change.” A change of control or other fundamental change may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness. We cannot assure you that Rayonier TRS would have sufficient financial resources, or would be able to arrange financing, to pay the required principal or the purchase price of the notes exchanged or tendered by holders. Furthermore, the terms of Rayonier TRS’s then existing indebtedness or other agreements may contain financial covenants or other provisions that could be violated by payment of the principal or the purchase of the notes. Failure by Rayonier TRS to pay the principal upon exchange or purchase the notes when required will result in an event of default with respect to the notes.

The exchange rate of the notes may not be adjusted for all dilutive events that may adversely affect the trading price of the notes or Rayonier’s common stock issuable upon exchange of the notes.

The exchange rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on Rayonier’s common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and issuer tender or exchange offers as described under “Description of the Notes—Exchange Rate Adjustments.” The exchange rate will not be adjusted for certain other events that may adversely affect the trading price of the notes or Rayonier’s common stock issuable upon exchange of the notes.

The notes do not contain certain restrictive covenants, and there is limited protection in the event of a Fundamental Change.

The indenture under which the notes were issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture for the notes does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that Rayonier TRS offer to purchase the notes upon a change in control is limited to the transactions specified in the definition of a “Fundamental Change” under “Description of the Notes—Repurchase of Notes at the Option of Holders upon a Fundamental Change.” Accordingly, Rayonier TRS could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect its capital structure and the value of Rayonier’s common stock but would not constitute a “Fundamental Change.”

Although the notes are designated as “senior,” your right to receive payment on the notes and the guarantee is unsecured and is effectively subordinated to any existing and future secured debt of Rayonier TRS, in the case of the notes, and Rayonier, in the case of the guarantees to the extent of the value of the collateral therefor, and the notes and the guarantee is effectively subordinated to existing and future indebtedness and other liabilities of Rayonier TRS’s and Rayonier’s subsidiaries.

The notes are general senior unsecured obligations and therefore are effectively subordinated in right of payment to Rayonier TRS’s existing or future secured indebtedness and Rayonier’s guarantee is effectively subordinated in right of payment to the claims of existing and future secured creditors of Rayonier, in each case, to the extent of the collateral therefor. If Rayonier TRS defaults on the notes, or becomes bankrupt, liquidates or reorganizes, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the notes. If the value of such collateral is not sufficient to pay any secured indebtedness in full, Rayonier TRS’s secured creditors would share the value of Rayonier TRS’s other assets, if any, with you and the holders of other claims against Rayonier TRS which rank equally with the notes. The guarantee of the notes has a similar ranking with respect to secured indebtedness of Rayonier as the notes do with respect to Rayonier TRS’s secured indebtedness.

In addition, Rayonier and Rayonier TRS derive substantially all their income from, and hold substantially all their assets through, their respective subsidiaries, which do not guarantee the notes. As a result, Rayonier and Rayonier TRS will depend on distributions from their subsidiaries in order to meet their payment obligations under any debt securities, including the notes and the guarantee and their other respective obligations. Accordingly, Rayonier TRS’s and Rayonier’s rights to receive any assets of any subsidiary, and therefore the right of Rayonier TRS’s and Rayonier’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. See “Description of the Notes—General—Ranking.”

If you hold notes, you will not be entitled to any rights with respect to Rayonier’s common stock, but you will be subject to all changes made with respect to Rayonier’s common stock.

If you hold notes, you will not be entitled to any rights with respect to Rayonier’s common stock (including voting rights and rights to receive any dividends or other distributions on Rayonier’s common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when Rayonier TRS delivers common stock to you upon exchange of your notes and in limited cases under the exchange rate adjustments of the notes. For example, in the event that an amendment is proposed to Rayonier’s articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Rayonier’s common stock.

The conditional exchange feature of the notes could result in your receiving less than the value of the common stock into which a note is exchangeable.

The notes are exchangeable prior to July 15, 2012 only if specified conditions are met. If the specific conditions for exchange are not met, you will not be able to exchange your notes until the period starting on or after July 15, 2012 until the second business day preceding maturity, and you may not be able to receive the value of the common stock into which the notes would otherwise be exchangeable for periods prior to that time.

The exchangeable note hedge and warrant transactions may affect the value of the notes and Rayonier’s common stock.

In connection with the private offering of the notes, Rayonier TRS entered into an exchangeable note hedge transaction with affiliates of one or more of the initial purchasers, which affiliates we refer to as the option counterparties, in connection with the issuance of the notes. Rayonier also has sold warrants to the option counterparties. The exchangeable note hedge transaction is intended to reduce potential dilution with respect to Rayonier’s common stock upon exchange of the notes. However, the warrant transaction could have a dilutive effect on Rayonier’s earnings per share to the extent that the price of Rayonier’s common stock exceeds the strike price of the warrants. Rayonier TRS used a portion of the net proceeds of the private offering, including net proceeds from the sale of additional notes upon exercise of the over-allotment option by the initial purchasers, to pay the cost of the exchangeable note hedge. In connection with the exercise of the over-allotment option, Rayonier also entered into additional warrant transactions. The warrant transaction will be accounted for as an adjustment to Rayonier’s shareholders’ equity.

In connection with establishing its initial hedge of these transactions, the option counterparties or affiliates thereof expect to enter into various derivative transactions with respect to Rayonier’s common stock and/or purchase common stock in secondary market transactions. These activities could have the effect of increasing, or preventing a decline in, the price of Rayonier’s common stock concurrently with or shortly after the pricing of the notes.

The option counterparties or affiliates thereof are likely to modify their respective hedge positions by entering into or unwinding various derivative transactions with respect to Rayonier’s common stock and/or by purchasing or selling Rayonier’s common stock in secondary market transactions during the term of the notes. In particular, such hedge modification transactions are likely to occur during any exchange reference period for an exchange of notes, which may have a negative effect on the amount or value of the consideration received in relation to the exchange of those notes. In addition, we intend to exercise options we hold under the exchangeable note hedge transaction whenever notes are exchanged. In order to unwind their respective hedge positions with respect to those exercised options, the option counterparties expect that they or their affiliates will likely sell Rayonier’s common stock in secondary market transactions or unwind various derivative transactions with respect to Rayonier’s common stock during any exchange reference period for the exchanged notes.

The effect, if any, of any of these transactions and activities on the market price of Rayonier’s common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of Rayonier’s common stock and the value of the notes and, as a result, the amount of cash and/or number of Rayonier’s common stock, if any, as well as the value of such common stock that you may receive upon the exchange of the notes and, under certain circumstances, your ability to exchange the notes.

Rayonier may issue additional shares of its common stock and thereby materially and adversely affect the price of its common stock.

Rayonier is not restricted from issuing additional common stock during the life of the notes. If Rayonier issues additional common stock, the price of its common stock and, in turn, the price of the notes may be materially and adversely affected.

An increase in interest rates could result in a decrease in the relative value of the notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase these notes and market interest rates increase, the market value of your notes may decline. We cannot predict the future level of market interest rates.

You generally will be subject to tax on an exchange of notes for cash and Rayonier’s common stock, and you may realize dividend income as a result of adjustments (or the failure to make adjustments) to the exchange rate of the notes.

The receipt of cash and Rayonier’s common stock upon an exchange of the notes will generally be treated as a taxable sale or exchange of the notes for U.S. federal income tax purposes upon which you will recognize gain or loss if you are a U.S. holder, as defined under “Certain United States Federal Income Tax Considerations.” The amount of gain or loss will be equal to the difference between your amount realized and your adjusted tax basis in the note. In addition, you may, in certain circumstances, be deemed to have received distributions of Rayonier’s common stock if the exchange rate of the notes is adjusted. In certain other circumstances, the failure to make an adjustment may result in a taxable dividend to the holders of Rayonier’s common stock. In such case, you will be deemed to have received constructive distributions includible in your income even though you have not received any cash or property as a result of such adjustments. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders.” If you are a non-U.S. holder, as defined under “Certain United States Federal Income Tax Considerations,” such deemed dividends may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Any such withholding tax on a deemed dividend may be withheld from interest on the notes, shares of Rayonier common stock or sales proceeds subsequently paid or credited to you. See “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders.”

As discussed in the section called “Certain United States Federal Income Tax Considerations,” you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you.

The IRS could attempt to treat Rayonier as the borrower under the notes issued by Rayonier TRS, which treatment would have adverse tax consequences to both Rayonier TRS and Rayonier.

Although Rayonier is providing a financial guarantee under the notes and is being compensated by Rayonier TRS therefor, the IRS could attempt to treat Rayonier, rather than Rayonier TRS, as the borrower. If Rayonier were treated as the borrower, Rayonier TRS may be unable to deduct interest paid on the notes and could owe additional federal and state income tax. Additionally, Rayonier could be subject to a federal tax at the rate of up to 100% of any interest paid by Rayonier TRS on the notes.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and Rayonier’s common shares issuable upon exchange of the notes. We will not receive any proceeds from these sales.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, plus interest expense and other financial charges and the amortization of capitalized interest. Fixed charges consist of interest expense, including interest attributable to operating leases and other financial charges, plus capitalized interest. The following table sets forth Rayonier’s ratio of earnings to fixed charges for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Ratio of earnings as adjusted to total fixed charges	4.79x	4.71x	4.80x	5.04x	3.73x	2.26x	2.14x

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Rayonier’s common stock is traded on the New York Stock Exchange under the symbol “RYN.” The following table sets forth, for the periods indicated, the high and low last sale price per share of Rayonier’s common stock as reported on the New York Stock Exchange, as well as the cash dividend distributions per common share, for the periods indicated.

	Sales		Cash Dividend Distributions
	High	Low
2008:
First Quarter (through January 7, 2008)	$46.59	$44.03
2007:
Fourth Quarter	$49.03	$42.59	$0.50
Third Quarter	$49.55	$38.17	$0.50
Second Quarter	$45.54	$42.64	$0.47
First Quarter	$46.23	$39.93	$0.47
2006:
Fourth Quarter	$42.19	$37.68	$0.47
Third Quarter	$40.78	$36.45	$0.47
Second Quarter	$47.50	$36.15	$0.47
First Quarter	$46.07	$39.70	$0.47
2005:
Fourth Quarter	$41.68	$34.00	$0.47
Third Quarter	$38.65	$34.79	$0.41
Second Quarter	$36.67	$32.27	$0.41
First Quarter	$33.97	$29.01	$0.41
2004:
Fourth Quarter	$33.12	$29.94	$0.37
Third Quarter	$31.69	$28.86	$0.37
Second Quarter	$29.71	$25.01	$0.37
First Quarter	$29.95	$26.21	$0.37

On January 7, 2008, the closing price for Rayonier common shares, as reported on the New York Stock Exchange, was $44.25 per common share. As of December 31, 2007, there were approximately 11,000 holders of record of Rayonier common stock.

Subject to the rights of any series of preferred shares that we may issue, the holders of common stock may receive dividends when and as declared by the board of directors. Dividends may be paid in cash, shares or other form out of legally available funds. We intend to operate in accordance with REIT qualifications under the U.S. Internal Revenue Code of 1986, as amended, or the Code. As a REIT, we generally will not pay corporate-level tax on income we distribute to our shareholders (other than the income of our taxable REIT subsidiaries) as long as we distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). Please see “Certain United States Federal Income Tax Considerations—Taxation of Rayonier Inc.—Organizational and Ownership Requirements.”

SELLING SECURITY HOLDERS

We initially issued and sold a total of $300,000,000 aggregate principal amount of the notes in a private placement to certain initial purchasers on October 16, 2006. The initial purchasers have advised us that they resold the notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the Rayonier common shares issuable upon exchange of the notes.

The notes and the Rayonier common shares to be issued upon exchange of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the notes and the Rayonier common shares issuable upon exchange of the notes and, subject to certain exceptions, to keep that registration statement effective until the date there are no longer any registrable securities. See “Description of the Notes—Registration Rights.” The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The selling security holders named below have advised us that they currently intend to sell the notes and the Rayonier common shares set forth below pursuant to this prospectus. Additional selling security holders may choose to sell notes and the Rayonier common shares from time to time upon notice to us. None of the selling security holders named below has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates.

Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended to include the name and amount of notes and common shares beneficially owned by the selling security holder and the amount of notes and common shares to be offered. Any amended prospectus will also disclose whether any selling security holder selling in connection with that amended prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended prospectus.

The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by the selling security holders.

Normal (Web);	Amount of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Amount of Notes To Be Sold ($)(1)	Number of Rayonier Common Shares Beneficially Owned(2)(3)	Number of Rayonier Common Shares That May Be Sold(1)(3)	Number of Rayonier Common Shares Upon Completion of Offering(1)
Ace Tempest Reinsurance Ltd.(4)	$1,055,000	*	$1,055,000	19,247	19,247	0
Allstate Insurance Company(5)	1,000,000	*	1,000,000	18,243	18,243	0
Allstate Life Insurance Company(5)	5,000,000	1.67%	5,000,000	91,216	91,217	0
Arlington County Employees Retirement System(4)	720,000	*	720,000	13,135	13,135	0
Arkansas PERS(6)	715,000	*	715,000	13,044	13,044	0
Boilermakers Blacksmith Pension Trust(7)	800,000	*	800,000	14,595	14,595	0
Calyon S/A(8)	500,000	*	500,000	9,122	9,122	0
Chrysler Corporation Master Retirement Trust(4)	4,725,000	1.58%	4,725,000	86,200	86,200	0
Columbia Convertible Securities Fund(10)	4,500,000	1.50%	4,500,000	82,095	82,095	0
Continental Assurance Company on behalf of its separate account (E)	250,000	*	250,000	4,561	4,561	0
DBAG London(11)	100,000	*	100,000	1,824	1,824	0
Delaware Public Employee Retirement System(4)	2,665,000	*	2,665,000	48,618	48,618	0
Delta Air Lines Master Trust - CV(4)	705,000	*	705,000	12,862	12,862	0
Delta Pilots Disability & Survivorship Trust - CV(4)	560,000	*	560,000	10,216	10,216	0
Family Science Life Insurance Co.(12)	100,000	*	100,000	1,824	1,824	0
F. M. Kirby Foundation, Inc.(4)	810,000	*	810,000	14,777	14,777	0
FPL Group Employees Pension Plan(13)	385,000	*	385,000	7,024	7,024	0
Froley Revy Alternate Strategies(14)	500,000	*	500,000	9,122	9,122	0
Guardian Life Insurance Company(12)	7,400,000	2.47%	7,400,000	135,000	135,000	0
Guardian Pension Trust(12)	800,000	*	800,000	14,595	14,595	0
IBM Personal Pension Plan Trust(9)	350,000	*	350,000	6,385	6,385	0
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(4)	460,000	*	460,000	8,392	8,392	0
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(4)	250,000	*	250,000	4,561	4,561	0
International Truck & Engine Corporation Retiree Health Benefit Trust(4)	275,000	*	275,000	5,017	5,017	0
KBC Financial Products USA Inc.(15)	11,050,000	3.68%	11,050,000	201,588	201,588	0
Microsoft Capital Group, L.P. (4)	475,000	*	475,000	8,666	8,666	0
National Railroad Retirement Investment Trust(4)	2,540,000	*	2,540,000	46,338	46,338	0
OCM Convertible Trust(4)	1,490,000	*	1,490,000	27,183	27,183	0
OCM Global Convertible Securities Fund(4)	380,000	*	380,000	6,932	6,932	0
PIMCO Bermuda Global High Yield Fund(9)	25,000	*	25,000	456	456	0
PIMCO Convertible Fund(9)	4,500,000	1.50%	4,500,000	82,095	82,095	0
PIMCO Global High Yield Strategy Fund(9)	1,350,000	*	1,350,000	24,628	24,628	0
Polygon Global Opportunities Master Fund	5,000,000	1.67%	5,000,000	91,216	91,217	0
Qwest Occupational Health Trust(4)	325,000	*	325,000	5,929	5,929	0
Qwest Pension Trust(4)	1,975,000	*	1,975,000	36,031	36,031	0
Red River HYPi, L.P.(9)	1,225,000	*	1,225,000	22,348	22,348	0
Silvercreek II Limited	3,500,000	1.17%	3,500,000	63,852	63,852	0
Silvercreek Limited Partnership	8,000,000	2.67%	8,000,000	145,946	145,946	0
Specialforeningen NYKredit Global High Yield(9)	1,050,000	*	1,050,000	19,155	19,155	0
Steelhead Pathfinder Master LP	250,000	*	250,000	4,561	4,561	0
Topaz Fund(16)	6,000,000	2.00%	6,000,000	109,460	109,460	0
The Travelers Indemnity Company(4)	1,895,000	*	1,895,000	34,571	34,571	0
Trust for the Defined Benefit Plans of ICI American Holdings, Inc.(4)	410,000	*	410,000	7,480	7,480	0
UnumProvident Corporation(4)	790,000	*	790,000	14,412	14,412	0
Vanguard Convertible Securities Fund, Inc.(4)	7,745,000	2.58%	7,745,000	141,294	141,294	0
Virginia Retirement System(4)	4,750,000	1.58%	4,750,000	86,656	86,656	0
Unnamed security holders or any future transferees, pledges, donees or successors of or from any such unnamed security holders(17)	200,650,000	66.88%	200,650,000	3,660,518	3,660,518	0

Total	$300,000,000	100%	$300,000,000	5,472,990	5,472,990	0

*	Less than 1%.

(1)	Because a selling security holder may sell all or a portion of the notes and Rayonier common shares issuable upon exchange of the notes pursuant to this prospectus, an estimate cannot be given as to the number or percentage of notes and Rayonier common shares that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully exchange the notes for cash and Rayonier common shares and that the selling security holders will sell all Rayonier common shares that they received pursuant to such exchange.

(2)	Includes the number of Rayonier common shares issuable upon exchange of all of that particular holder’s notes at the initial exchange rate of 18.2433 shares per $1,000 principal amount of the notes.

(3)	The number of Rayonier common shares issuable upon exchange of the notes is calculated assuming the conversion of the full amount of notes held by such holder at the initial exchange price of $54.81 per share, which equals an initial exchange rate of 18.2433 shares per $1,000 principal amount of the notes. This exchange price is subject to adjustment as described under “Description of the Notes—Exchange of Note—Exchange Rate Adjustments.” Accordingly, the number of Rayonier common shares to be sold may increase or decrease from time to time. Fractional shares will not be issued upon exchange of the notes. Cash will be paid instead of fractional shares, if any.

(4)	Larry W. Keele of Oaktree Capital Management, L.P. has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by ACE Tempest Reinsurance Ltd., Arlington County Employees Retirement System, Chrysler Corporation Master Retirement Trust, Delaware Public Employees Retirement System, Delta Air Lines Master Trust – CV, Delta Pilots Disability & Survivorship Trust – CV, F.M. Kirby Foundation, Inc., International Truck & Engine Corporation Non-Contributory Retirement Plan Trust, International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust, International Truck & Engine Corporation Retiree Health Benefit Trust, Microsoft Capital Group, L.P., National Railroad Retirement Investment Trust, OCM Convertible Trust, OCM Global Convertible Securities Fund, Qwest Occupational Health Trust, Qwest Pension Trust, The Travelers Indemnity Company, Trust for the Defined Benefit Plans of ICI American Holdings, Inc., UnumProvident Corporation, Vanguard Convertible Securities Fund, Inc. and Virginia Retirement System. Oaktree Capital Management, L.P. is an affiliate of OCM Investments, LLC, a registered broker-dealer.

(5)	Allstate Insurance Company also owns 20,256 shares of Rayonier common stock. In addition, the following affiliates of Allstate Insurance Company and Allstate Life Insurance Company own shares of Rayonier common stock: Allstate New Jersey Insurance Company (1,269 shares), Agents Pension Plan (2,029) and Allstate Retirement Plan (7,334). Allstate Insurance Company and Allstate Life Insurance Company are affiliates of ALFS, Inc., a registered broker-dealer.

(6)	Arkansas PERS has indicated that Ann Houlihan of Froley-Revy Investment Company Inc. has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by it.

(7)	Boilermakers Blacksmith Pension Trust has indicated that Ann Houlihan of Froley-Revy Investment Company Inc. has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by it.

(8)	Calyon S/A is an affiliate of Calyon Securities (USA) Inc., a registered broker-dealer.

(9)	Mark Hudoff has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by IBM Personal Pension Plan Trust, PIMCO Bermuda Global High Yield Fund, PIMCO Convertible Fund, PIMCO Global High Yield Strategy Fund, Red River HYPi, L.P., and Specialforeningen NYKredit Global High Yield.

(10)	Columbia Convertible Securities Fund has indicated that Yanfang (Emma) Yan of Columbia Management has or shares voting or investment power of the notes and common stock issuable upon exchange of the notes held by it.

(11)	DBAG London is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer.

(12)	John B. Murphy of Guardian Life Insurance Company has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by Family Service Life Insurance Co., Guardian Life Insurance Company and Guardian Pension Trust. Family Service Life Insurance Co., Guardian Life Insurance Company and Guardian Pension Trust are affiliates of Guardian Investor Services LLC and Park Avenue Securities LLC, registered broker-dealers.

(13)	FPL Group Employees Pension Plan has indicated that Ann Houlihan of Froley-Revy Investment Company Inc. has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by it.

(14)	Froley Revy Alternate Strategies has indicated that Ann Houlihan of Froley-Revy Investment Company Inc. has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by it.

(15)	KBC Financial Products USA Inc. is a registered broker-dealer.

(16)	Topaz Fund has indicated that it is a hedge fund, that it is affiliated with Societe General Americas Securities-LLC, a registered broker-dealer, and that Bob Marks of Topaz Fund has or shares voting or investment power over the notes and common stock issuable upon exchange of the notes held by Topaz Fund.

(17)	Information about other selling security holders will be set forth in one or more prospectus supplements or amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such holders of notes, do not beneficially own any Rayonier common shares other than the common shares issuable upon exchange of the notes at the initial exchange rate.

Selling security holders who are registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers are “underwriters” within the meaning of the Securities Act of 1933 if such selling security holder (a) did not acquire its notes or underlying shares of Rayonier common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying shares of common stock. To our knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

DESCRIPTION OF THE NOTES

For purposes of this Description of the Notes section, references to “we,” “us,” “our,” “the company” and “Rayonier TRS” refer solely to Rayonier TRS Holding Inc., and not to its subsidiaries, and references to “Rayonier” refer solely to Rayonier Inc., and not to its subsidiaries.

The notes were issued under an indenture between us, Rayonier and The Bank of New York Trust Company, N.A., as trustee.

The following description is only a summary of the material provisions of the notes and the indenture. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

General

The Notes

We originally issued $300,000,000 aggregate principal amount of the notes in a private placement on October 10, 2007.

The notes:

•	are initially limited to $300.0 million aggregate principal amount;

•	will mature on October 15, 2012, unless earlier exchanged by holders or repurchased by us at the option of holders in connection with a fundamental change;

•

bear interest at a rate of 3.75% per annum on the principal amount, payable semi-annually, in arrears, on each April 15 and October 15, beginning on April 15, 2008 to the holders of record at the close of business on the preceding April 1 and October 1, respectively;

•	bear additional interest if we fail to comply with certain obligations set forth under “—Registration Rights;”

•

are subject to repurchase by us, in whole or in part, for cash at the option of holders upon the occurrence of a “fundamental change” (as defined under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change”), at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change;”

•	are fully and unconditionally guaranteed on an unsecured unsubordinated basis by Rayonier; and

•	are represented by one or more registered securities in global form as described under “—Book-Entry Delivery and Form.”

Subject to the fulfillment of certain conditions and during the periods described below, the notes may be exchanged at an initial exchange rate of 18.2433 shares of common stock of Rayonier per $1,000 principal amount of notes (equivalent to an exchange price of approximately $54.81 per share of common stock of Rayonier). The exchange rate is subject to adjustment if certain events occur. Upon exchange of a note, we will pay cash equal to the lesser of the aggregate principal amount and the exchange value of the notes being exchanged, and cash, shares of Rayonier’s common stock or a combination of cash and shares of Rayonier’s common stock, at our option, for the remainder, if any, of our exchange obligation, in each case based on a daily exchange value calculated on a proportionate basis for each trading day in the 20 trading day exchange reference period as described below under “—Exchange of Notes—Settlement upon Exchange.” Upon exchange of a note, you will not receive any separate payment for accrued and unpaid interest, except under the limited circumstances described below under “—Exchange of Notes—General.” If certain fundamental changes occur, we may be required in certain circumstances to increase the exchange rate for any notes exchanged in connection with such fundamental change by a specified number of shares of Rayonier’s common stock.

The indenture governing the notes does not contain any financial covenants and does not restrict us, Rayonier or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness, selling assets or issuing or repurchasing securities. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of highly leveraged transactions or a fundamental change, except to the extent described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

No sinking fund is provided for the notes.

We will maintain an office where the notes may be presented for registration, transfer or exchange. This office will initially be an office or agency of the trustee. The notes were issued only in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and are represented by one global note. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as “DTC,” will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

In addition, neither we nor the registrar nor the trustee is required to register a transfer or exchange of any notes for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a partial repurchase, that portion of the notes not being repurchased.

The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and any cash or shares of Rayonier’s common stock received upon exchange of the notes are summarized in this prospectus under the heading “Certain United States Federal Income Tax Considerations.”

Guarantee

Rayonier fully and unconditionally guarantees the due and punctual payment of the principal of, and interest, if any, on the notes when and as the same shall become due and payable, whether at maturity, upon repurchase or otherwise.

Ranking

The notes are our unsubordinated unsecured obligations, ranking equally in right of payment to all of our existing and future unsubordinated unsecured indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. We currently do not have any subordinated indebtedness issued or outstanding. The notes are effectively subordinated in right of payment to any of our future secured indebtedness to the extent of the value of the collateral securing such obligations, and effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade credit. At September 30, 2007, our subsidiaries had no indebtedness outstanding.

Rayonier’s guarantee is the direct, unsecured and unsubordinated obligation of Rayonier and ranks equally with all of Rayonier’s existing and future unsubordinated unsecured indebtedness from time to time outstanding. At September 30, 2007, a subsidiary of Rayonier that is not a subsidiary of ours had $485.0 million of indebtedness outstanding, which indebtedness is effectively senior to Rayonier’s guarantee. The guarantee of the notes has a similar ranking with respect to secured indebtedness of Rayonier as the notes do with respect to Rayonier TRS’s secured indebtedness.

Principal, Maturity

The indenture provides for the issuance by us of notes in an amount initially limited to $300.0 million aggregate principal amount. We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes in an unlimited aggregate principal amount; provided, however, that no such additional notes may be issued under the indenture unless fungible with the notes for U.S. federal income tax purposes. The notes and any additional notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and offers to purchase. The notes and any additional notes will mature on October 15, 2012.

Interest

The notes bear interest at a rate of 3.75% per annum on the principal amount from October 16, 2007. We will pay interest semi-annually, in arrears, on each April 15 and October 15, beginning on April 15, 2008, subject to limited exceptions if the notes are exchanged prior to the relevant interest payment date. Subject to certain exceptions, interest will be paid to the holders of record at the close of business on the April 1 and October 1, as the case may be, immediately preceding the relevant interest payment date.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from October 16, 2007. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, exchange or repurchase by us at the option of a holder.

Exchange of Notes

General

At any time up to and including the close of business on the second business day immediately preceding the maturity date, a holder may surrender some or all of its notes for exchange only if the conditions for exchange described below are satisfied. Holders who exchange will receive cash and, at our option, shares of common stock of Rayonier upon exchange, as described under “—Settlement upon Exchange.” Holders may only exchange notes with a principal amount of $1,000 or an integral multiple of $1,000. The exchange rate with respect to a note is initially 18.2433 shares of Rayonier’s common stock per $1,000 principal amount. The exchange price of a note is equal to $1,000 divided by the applicable exchange rate at the time of determination. The exchange rate is subject to adjustment as described under “—Exchange Rate Adjustments” and, with respect to exchanges occurring in connection with a make-whole fundamental change, as described under “—Increase of Exchange Rate upon Certain Fundamental Changes.” Accordingly, an adjustment to the exchange rate will result in a corresponding adjustment to the exchange price. The exchange price for the notes initially is approximately $54.81 per share.

If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change,” such holder may exchange its notes only if it withdraws its applicable repurchase notice in accordance with the indenture or if we default in the payment of the repurchase price.

Exchange Based on Common Stock Price of Rayonier

Holders may surrender notes for exchange during any calendar quarter beginning after December 31, 2007 and only during such calendar quarter, if the closing price of Rayonier’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the exchange price on the last trading day of such preceding calendar quarter, which we refer to as the “exchange trigger price.”

The “closing price” of Rayonier’s common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the New York Stock Exchange or, if Rayonier’s common stock is not quoted or listed for trading on the New York Stock Exchange, as reported by the principal national or regional securities exchange on which Rayonier’s common stock is listed or otherwise as provided in the indenture.

The “exchange price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable exchange rate, rounded to the nearest cent. The exchange trigger price is approximately $71.25, which is 130% of the initial exchange price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the exchange rate would be subject to adjustment as described under “—Exchange Rate Adjustments” below.

The exchange agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after December 31, 2007 whether the notes are exchangeable as a result of the price of Rayonier’s common stock and notify us and the trustee.

Exchange Based on Trading Price of Notes

Holders may surrender notes for exchange during any five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of Rayonier’s common stock for each day in that period and the exchange rate (the “trading price condition”).

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $1,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $1,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing price of Rayonier’s common stock and the exchange rate.

In connection with any exchange upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of Rayonier’s common stock and the exchange rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 98% of the product of the closing price of Rayonier’s common stock and the exchange rate.

Exchange upon Specified Distributions to Holders of Rayonier’s Common Stock

If Rayonier:

•

distributes to all or substantially all holders of its common stock certain rights (including rights under a stockholder rights agreement, but only following the distribution of separate certificates evidencing such rights), warrants or options entitling them to purchase, for a period expiring within 60 days of the date of distribution, shares of its common stock at less than the average of the closing prices of a share of its common stock for the five consecutive trading day period ending on the trading day preceding the announcement of such distribution, or

•

distributes to all or substantially all holders of its common stock, cash, assets, debt securities or certain rights or warrants to purchase its securities, which distribution has a per share value exceeding 20% of the closing price of its common stock on the trading day immediately preceding the announcement of such distribution, we will notify the holders of notes at least 20 trading days prior to the ex-dividend date for such distribution; provided that if we distribute separate certificates evidencing rights pursuant to a stockholder rights agreement, we will notify the holders of the notes on the business day after Rayonier is required to give notice generally to its stockholders pursuant to such stockholder rights agreement if such date is less than 20 trading days prior to the date of such distribution. Once we have given the notice, holders may surrender their notes for exchange at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-exchanged basis (assuming for such purposes that exchange was made solely into shares of Rayonier’s common stock at the then applicable exchange rate) without the exchange of such holder’s notes.

Exchange upon Fundamental Change

We will notify the holders of notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change, as defined below under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a fundamental change will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change, we will notify the holders and the trustee within five business days after we have knowledge of such fundamental change. Holders may surrender notes for exchange at any time beginning on or after the effective date of a fundamental change and until the trading day prior to the fundamental change repurchase date.

Exchange Immediately Prior to Maturity

Holders may surrender notes for exchange at any time during the period beginning on July 15, 2012 and ending at the close of business on the second business day immediately preceding the maturity date.

Settlement upon Exchange

Upon exchange, we will deliver to holders in respect of each $1,000 principal amount of notes being exchanged a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 trading days during the exchange reference period. The “daily settlement amount” for each of the 20 trading days during the exchange reference period shall consist of:

•	cash equal to the lesser of $50 and the daily exchange value; and

•

to the extent the daily exchange value exceeds $50, a number of shares (the “daily share amount”) equal to (i) the difference between the daily exchange value and $50, divided by (ii) the daily VWAP for such day.

The “daily exchange value” means, for each of the 20 consecutive trading days during the exchange reference period, one-twentieth (1/20) of the product of (i) the exchange rate on such day and (ii) the daily VWAP on such day.

The “daily VWAP” means, for each of the 20 trading days during the exchange reference period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page RYN.N <EQUITY> <AQR> (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of Rayonier’s common stock on such trading day determined, using a volume-weighted average method to the extent practicable, by a nationally recognized independent investment banking firm retained for this purpose by us).

The “exchange reference period” means:

•	for notes that are exchanged on or after September 10, 2012, the 20 consecutive trading days beginning on the 22nd scheduled trading day prior to the maturity date; and

•	in all other instances, the 20 consecutive trading days beginning on the third trading day following the exchange date.

The “exchange date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to exchange such note.

The term “trading day” means a day during which (i) trading in Rayonier’s common stock generally occurs on the New York Stock Exchange or, if Rayonier’s common stock is not listed on the New York Stock Exchange, the principal U.S. national or regional securities exchange on which Rayonier’s common stock is listed, is open for trading or, if Rayonier’s common stock is not so listed, admitted for trading or quoted, any business day and (ii) there is no market disruption event. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

The term “market disruption event” means (1) a failure by the primary exchange or quotation system on which Rayonier’s common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any trading day for Rayonier’s common stock of an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in Rayonier’s common stock or in any options, contracts or future contracts relating to Rayonier’s common stock.

The term “scheduled trading day” means any day that is scheduled to be a trading day.

On any day prior to the first trading day of the applicable exchange reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage then, in lieu of all or a portion of the daily share amount for each trading day in the applicable exchange reference period, we will deliver cash equal to the product of (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the daily VWAP for such trading day. The number of shares in respect of the daily share amount for each trading day in the applicable exchange reference period will equal the product of (x) the daily share amount and (y) 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable exchange reference period, we must settle 100% of the daily share amount for each trading day in the applicable exchange reference period with shares of Rayonier’s common stock; provided, however, that (i) we will pay cash in lieu of fractional shares otherwise issuable upon exchange of such note and (ii) if exchange of such notes is in connection with a transaction pursuant to which the notes become exchangeable into cash and reference property (as defined below), we will settle such exchange in cash and reference property.

We will deliver cash in lieu of any fractional share of common stock issuable in connection with payment of the settlement amount based on the daily VWAP for the final trading day of the applicable exchange reference period.

The daily exchange value and the number of shares, if any, to be issued upon exchange of the notes will be determined by us at the end of the exchange reference period. Upon exchange of a note, we will pay the cash and deliver the shares of common stock of Rayonier, as applicable, as promptly as practicable after expiration of the exchange reference period, but in no event later than the fifth business day after such expiration.

The ability to surrender notes for exchange will expire at the close of business on the business day immediately preceding the maturity date.

Increase of Exchange Rate upon Certain Fundamental Changes

If a holder elects to exchange notes in connection with a “make-whole fundamental change” (as defined below), we will increase the exchange rate with respect to notes that are so exchanged by a number of shares (“the additional shares”) as described below. Any exchange occurring from the effective date of the make-whole fundamental change until the trading day prior to the applicable make-whole fundamental change repurchase date will be deemed to have occurred in connection with such make-whole fundamental change, notwithstanding the fact that a note may then also be exchangeable because another condition to exchange has been satisfied. A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to clauses (1) or (2) under the definition of fundamental change as described below under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change,” after giving effect to all exceptions and exclusions to such definition.

The increase in the exchange rate will be expressed as a number of additional shares per $1,000 principal amount of notes and is based on the date on which the fundamental change occurs or becomes effective, referred to as the “effective date,” and the price, referred to as the “stock price,” paid, or deemed to be paid, per share of Rayonier’s common stock in the transaction constituting the fundamental change. If holders of Rayonier’s common stock receive only cash in connection with a fundamental change described in clause (2) of the definition thereof, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the closing price of Rayonier’s common stock over the five consecutive trading day period ending on the trading day preceding the effective date of the fundamental change. We will give notice of such make-whole fundamental change to all record holders of the notes as described above under “—Exchange upon Fundamental Change.”

The stock prices set forth in the first column of the table below will be adjusted as of any date on which the exchange rate of the notes is adjusted, as described under “—Exchange Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exchange rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the exchange rate as so adjusted. The number of additional shares will be adjusted in the same manner as the exchange rate as set forth under “—Exchange Rate Adjustments.”

The following table sets forth the stock price, effective date and the increase in the exchange rate, expressed as a number of additional shares of Rayonier’s common stock to be received per $1,000 principal amount of notes, upon an exchange in connection with a make-whole fundamental change that occurs in the corresponding period.

	Effective Date
Stock Price	October 15, 2007	October 15, 2008	October 15, 2009	October 15, 2010	October 15, 2011	October 15, 2012
$44.93	4.0135	4.0135	4.0135	4.0135	4.0135	4.0135
$45.00	3.9912	3.9702	3.9492	3.9282	3.9071	3.9769
$47.50	3.2591	3.3127	3.3153	3.2150	2.9755	2.8074
$50.00	2.6413	2.6715	2.6476	2.5154	2.2142	1.7549
$52.50	2.1203	2.1330	2.0908	1.9397	1.6039	0.8029
$55.00	1.6818	1.6820	1.6285	1.4695	1.1246	0.0852
$57.50	1.3139	1.3056	1.2465	1.0888	0.7562	0.0000
$60.00	1.0066	0.9930	0.9328	0.7835	0.4793	0.0000
$62.50	0.7515	0.7352	0.6772	0.5413	0.2768	0.0000
$65.00	0.5414	0.5244	0.4711	0.3519	0.1346	0.0000
$67.50	0.3704	0.3540	0.3071	0.2071	0.0434	0.0000
$70.00	0.2337	0.2190	0.1799	0.1010	0.0000	0.0000
$72.50	0.1284	0.1160	0.0858	0.0307	0.0000	0.0000
$75.00	0.0530	0.0435	0.0239	0.0000	0.0000	0.0000
$77.50	0.0081	0.0022	0.0000	0.0000	0.0000	0.0000
$80.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $80.00 per share (subject to adjustment in the same manner as the stock price), no increase in the exchange rate will be made; and

•	if the stock price is less than $44.93 per share (subject to adjustment in the same manner as the stock price), no increase in the exchange rate will be made.

Notwithstanding the foregoing, in no event will the number of additional shares of common stock added to the exchange rate in connection with a fundamental change exceed 4.0135 shares per $1,000 principal amount of notes, provided that this limit will be subject to adjustment in the same manner as the exchange rate as set forth under “—Exchange Rate Adjustments.”

Our obligations to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Exchange Rate Adjustments

Adjustment Events

The exchange rate will be adjusted:

(1)	upon the issuance of shares of Rayonier’s common stock as a dividend or distribution on Rayonier’s common stock;

(2)	upon subdivisions, combinations or reclassifications of Rayonier’s outstanding common stock;

(3)	upon the issuance to all holders of Rayonier’s common stock of rights or warrants entitling them for a period of not more than 60 days from the issuance date thereof to subscribe for or purchase Rayonier’s common stock, at a price per share less than the average of the closing prices of Rayonier’s common stock for the five consecutive trading day period ending on the business day immediately preceding the date of announcement of such issuance, provided that the exchange rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

(4)	upon the distribution to all holders of Rayonier’s common stock of shares of its capital stock, evidences of indebtedness or other non-cash assets (including shares of capital stock or similar equity interests in or relating to a subsidiary or other business unit), or rights or warrants, excluding:

(a)	dividends, distributions and rights or warrants referred to in clause (1) or (3) above or a distribution referred to in clause (6) below, in each case pursuant to which an adjustment is made; and

(b)	distribution of rights pursuant to a shareholder rights plan;

(5)	upon the occurrence of any dividend or any other distribution of cash (other than in connection with our liquidation, dissolution or winding up or as contemplated by clause (6) below) to all holders of Rayonier’s common stock where the per share amount of such dividend or other cash distribution is greater than the current quarterly cash dividend distribution of $0.50 per share (which we refer to as the “dividend threshold”), in which case, immediately prior to the opening of business on the “ex date” (as defined below) for the dividend or distribution, the exchange rate shall be increased so that it equals an amount equal to the exchange rate in effect at the close of business on the business day immediately preceding the “ex date” for the dividend or distribution multiplied by a fraction:

(a)	whose numerator is the average of the closing price of Rayonier’s common stock for the five consecutive trading days ending on the date immediately preceding the ex date for such dividend or distribution; and

(b)	whose denominator is the same average of the closing price of Rayonier’s common stock less the per share amount of such dividend or distribution in excess of the dividend threshold;

provided, that the dividend threshold is subject to adjustment under the same circumstances under which the exchange rate is subject to adjustment; provided, however, that no adjustment will be made to the dividend threshold for any adjustment made to the exchange rate pursuant to this clause (5).

(6)	upon the distribution of cash or other consideration by Rayonier or any of its subsidiaries in respect of a tender offer or exchange offer for Rayonier’s common stock, where such cash and the value of any such other consideration per share of Rayonier’s common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of Rayonier’s common stock on the first trading day immediately following the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which case, immediately prior to the opening of business on the expiration date, the exchange rate shall be increased so that it equals an amount equal to the exchange rate in effect immediately before the close of business on the expiration date multiplied by a fraction:

(a)	whose numerator is the sum of:

(i)	the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

(ii)	the product of (A) such “current market price” per share of Rayonier’s common stock and (B) the number of shares of Rayonier’s common stock outstanding as of the last time (the “expiration time”)

tenders or exchanges could have been made pursuant to the tender or exchange offer (excluding shares validly tendered and accepted for purchase in connection with the tender or exchange offer); and

(b)	whose denominator is the product of:

(i)	such “current market price” per share of Rayonier’s common stock; and

(ii)	the number of shares of Rayonier’s common stock outstanding as of the expiration time (including shares validly tendered and accepted for purchase in connection with the offer).

For purposes hereof, the term “ex date” means, when used with respect to any dividend or distribution, the first date on which the common stock of Rayonier trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution.

No adjustment to the exchange rate will be made if we provide that the holders of the notes will participate in the distribution without exchange.

Whenever any provision of the indenture requires us to calculate an average of the closing price over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the exchange rate that becomes effective, or any event requiring an adjustment to the exchange rate where the “ex” date of the event occurs, at any time during the period from which the average is to be calculated.

Adjustments to the exchange rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the exchange rate unless the adjustment would require a change of at least 1% in the exchange rate. However, we will carry forward any adjustments that are less than 1% of the exchange rate and take them into account in any subsequent adjustment of the exchange rate or in connection with any exchange of the notes.

Notwithstanding the foregoing, in no event will the exchange rate be more than 22.2568 shares of Rayonier’s common stock per $1,000 principal amount of the notes.

Events That Will Not Result in Adjustment

The exchange rate will not be adjusted, among other things:

•

upon the issuance of any shares of common stock of Rayonier pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on its securities and the investment of additional optional amounts in shares of its common stock under any plan;

•

upon the issuance of any shares of Rayonier’s common stock or options or rights to purchase shares of Rayonier’s common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by Rayonier or any of its subsidiaries; or

•

upon the issuance of any shares of Rayonier’s common stock pursuant to any option, warrant (including the warrants issued concurrently with the pricing of the notes), right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the time the notes were first issued.

Treatment of Rights

In the event Rayonier adopts or implements a shareholder rights agreement (a “shareholder rights plan”) pursuant to which rights (“Rights”) are distributed to the holders of Rayonier’s common stock and such shareholder rights plan provides that each share of common stock of Rayonier issued upon exchange of the notes at any time prior to the distribution of separate certificates representing such Rights will be entitled to receive such Rights, then there shall not be any adjustment to the exchange privilege or exchange rate at any time prior to the distribution of separate certificates representing such Rights. If, however, prior to any exchange, the Rights have separated from the common stock, the exchange rate shall be adjusted at the time of separation as if Rayonier had distributed to all holders of Rayonier’s common stock, its assets, debt securities or rights as described in clause (4) under “—Exchange Rate Adjustments—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such Rights.

Treatment of Reference Property

In the event of:

•

any reclassification of Rayonier’s common stock (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of Rayonier’s common stock);

•	a consolidation, merger or combination involving Rayonier; or

•	a sale or conveyance to another person of the property and assets of Rayonier as an entirety or substantially as an entirety,

in each case as a result of which Rayonier’s common stock would be exchanged into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to exchange a note will be changed into a right to exchange it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the exchange rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction (assuming for such purposes such exchange were settled entirely in Rayonier’s common stock and without giving effect to any adjustment to the exchange rate with respect to a transaction constituting a make-whole fundamental change as described in “—Increase of Exchange Rate upon Certain Fundamental Changes”) immediately prior to such transaction, except that such holders will not receive additional shares if such holder does not exchange its notes “in connection with” the relevant fundamental change. Appropriate provisions will be made, as determined in good faith by Rayonier’s board of directors, to preserve the net share settlement provisions of the notes following such transaction, to the extent exercisable. If the transaction causes Rayonier’s common stock to be exchanged into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be exchangeable will be deemed to be the weighted average of the types and amounts of such consideration received by the holders of Rayonier’s common stock that affirmatively make such an election. However, at and after the effective time of the transaction, any amount otherwise payable in cash upon exchange of the notes will continue to be payable in cash, and the daily exchange value will be calculated based on the value of the reference property.

Voluntary Increases of Exchange Rate

Subject to applicable stock exchange rules and listing standards, we are permitted to increase the exchange rate of the notes by any amount for a period of at least 20 days if Rayonier’s Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days’ prior notice of any increase in the exchange rate. Subject to applicable stock exchange rules and listing standards, we may also increase the exchange rate to avoid or diminish income tax to holders of Rayonier’s common stock in connection with a dividend or distribution of stock or similar event.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exchange price. See “Certain Material U.S. Federal Tax Considerations” below for a relevant discussion.

Exchange Procedures

The right of exchange attaching to any note may be exercised (a) if such note is represented by a global note, by book-entry transfer to the exchange agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the exchange agent, accompanied, in either case, by a duly signed and completed exchange notice and appropriate endorsements and transfer documents if required by the exchange agent. The exchange date shall be the date on which the note and all of the items required for exchange shall have been so delivered and the requirements for exchange have been met.

No separate payment or adjustment will be made for accrued and unpaid interest on an exchanged note or for dividends or distributions on any of Rayonier’s common stock issued upon exchange of a note, except as provided below. By delivering to the holder the cash, shares or combination of cash and shares of Rayonier’s common stock issuable upon exchange, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the exchange of the notes. Accordingly, any accrued but unpaid interest will be deemed paid in full upon exchange, rather than cancelled, forfeited or extinguished.

If the holder exchanges after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the exchange of notes prior to the interest payment date, assuming the holder was the holder of record at the close of business on the corresponding record date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for exchange during such period, such holder must pay us at the time such holder surrenders its note for exchange an amount equal to the interest that will be paid on the notes being exchanged on the interest payment date. The preceding sentence does not apply, however, if (1) any overdue interest exists at the time of exchange with respect to the notes being exchanged, but only to the extent of the amount of such overdue interest, (2) we have specified a repurchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) the holder surrenders any notes for exchange after the close of business on the record date relating to the final interest payment date.

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of any common stock upon exercise of exchange rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of Rayonier’s common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

The notes will be deemed to have been exchanged immediately prior to the close of business on the exchange date. Delivery of shares (if any) will be accomplished by delivery to the exchange agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of Rayonier’s common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the exchange is effective and to the extent that any shares of Rayonier’s common stock are issued upon exchange.

Repurchase of Notes at the Option of Holders upon a Fundamental Change

In the event of a fundamental change (as defined below) each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date (subject to the right of holders on a record date to receive interest on the applicable interest payment date). We will be required to repurchase the notes on a date that is not less than 20 nor more than 45 business days after the date we mail the notice referred to below.

No later than 30 days after the occurrence of a fundamental change, we must mail to the trustee, all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

•	the events causing such fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the names and addresses of the paying and exchange agents;

•	the exchange rate, and any increase to the exchange rate that will result from the fundamental change;

•

that notes with respect to which a repurchase notice is given by the holder may be exchanged, only if either (1) the repurchase notice has been withdrawn in accordance with the terms of the indenture or (2) there has been a default in the payment of the fundamental change purchase price; and

•	the procedures that holders must follow to exercise the right.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1)	any “person” or “group” (other than Rayonier or us, or its or our respective subsidiaries, or Rayonier’s or our employee benefit plans) becomes the “beneficial owner,” directly or indirectly, of shares of Rayonier’s voting stock representing 50% or more of the total voting power of all outstanding classes of Rayonier’s voting stock or has the power, directly or indirectly, to elect a majority of the members of Rayonier’s board of directors and (i) files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing the same, or (ii) we or Rayonier otherwise become aware of any such person or group, in any case other than through a transaction that otherwise would be subject to clause (2) below, but for subclauses (i), (ii) or (iii) thereof;

(2)

Rayonier consolidates with, or merges with or into, another person or in a single transaction or a series of transactions, Rayonier sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, Rayonier, provided, however, that a transaction described in this clause (2) will be deemed not to be a fundamental change so long as (i) the persons that “beneficially owned,” directly or indirectly, the shares of Rayonier voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person or a parent thereof, (ii) such transaction is effected solely for the purpose of changing Rayonier’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of the surviving entity or a direct or indirect parent of the surviving entity or (iii) the consolidation or merger, or the sale, assignment, conveyance, transfer, lease or other disposition, is between or among us, Rayonier or our or Rayonier’s respective subsidiaries;

(3)	Rayonier’s common stock or the common stock into which the notes are then exchangeable ceases to be listed on the New York Stock Exchange, Nasdaq or another national securities exchange and is not then quoted on an established automated over-the-counter trading market in the United States;

(4)	continuing directors cease to constitute a majority of Rayonier’s board of directors; or

(5)	Rayonier’s stockholders approve any plan or proposal for Rayonier’s liquidation or dissolution.

However, a merger or consolidation described in (2) above will be deemed not to be a fundamental change if at least 90% of all the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded or depositary shares or receipts in respect thereof on the New York Stock Exchange, Nasdaq or another national securities exchange (or which will be so traded when issued or exchanged in connection with such merger or consolidation).

For purposes of this fundamental change definition:

•

“person” and “group” shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

•

“capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person;

•

“continuing director” means a director who either was a member of Rayonier’s board of directors on the date of the final prospectus relating to the private offering or who becomes a member of Rayonier’s board of directors subsequent to that date and whose election, appointment or nomination for election by Rayonier’s stockholders is duly approved by a majority of the continuing directors on Rayonier’s board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by Rayonier on behalf of its entire board of directors in which such individual is named a nominee for director; and

•

“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors.

The term “all or substantially all” as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of “all or substantially all” assets.

This fundamental change repurchase feature may make more difficult or discourage a takeover of Rayonier and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of Rayonier’s common stock or to obtain control of Rayonier by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchasers in the private offering.

We or Rayonier could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other secured indebtedness, outstanding or otherwise adversely affect a holder. Neither Rayonier nor its subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Repurchase Right Procedures

To exercise this right, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the certificate numbers of the notes being withdrawn, if applicable;

•	the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

To the extent the provisions of any securities laws or regulations conflict with the indenture, or compliance with repurchase rights provisions of the indenture would constitute a violation of such laws or regulations, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the indenture by virtue of our compliance with such laws or regulations.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest), if any, on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—Risks Related to the Offering—Rayonier TRS may not have sufficient funds to pay the principal upon exchange or to purchase the notes upon a fundamental change as required by the indenture governing the notes.”

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1)	a default in the payment when due of any principal of any of the notes at maturity, upon exercise of a repurchase right or otherwise;

(2)	a default in the payment of any interest when due under the notes, which default continues for 30 days;

(3)	our failure to deliver cash and any shares of common stock when such cash and common stock, if any, are required to be delivered upon exchange of a note, and we do not remedy such default within 30 days;

(4)	a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

(5)	our failure to comply with our obligations under “—Consolidation, Merger and Sale of Assets;”

(6)	our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; provided, however, that we shall have 120 days after receipt of such notice to remedy, or receive a waiver for, any failure of Rayonier to comply with its obligations to file its annual, quarterly and current reports in accordance with the indenture or to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act;

(7)	(i) our or Rayonier’s failure to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to any respective obligations (other than nonrecourse obligations) of us or Rayonier for borrowed money or evidenced by bonds, notes or similar instruments (“Indebtedness”), where the amount of such unpaid and due principal and/or accrued interest is in an aggregate amount in excess of $50.0 million, or (ii) the acceleration of principal and/or accrued interest with respect to Indebtedness, where the amount of such accelerated principal and interest is in an amount in excess of $50.0 million because of a default with respect to such Indebtedness, in any such case of (i) or (ii), without such Indebtedness having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us and Rayonier by the trustee or to us, Rayonier and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding. However, if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred and any acceleration as a result of the related event of default shall be automatically rescinded; or

(8)	certain events of bankruptcy, insolvency or reorganization of us, Rayonier or any significant subsidiary.

The term “significant subsidiary” means any of our or Rayonier’s subsidiaries (other than us) which is a “significant subsidiary” of Rayonier as such term is defined in Rule 1-02(w) of Regulation S-X.

If an event of default other than an event of default described in clause (8) above with respect to us or Rayonier occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid (including additional interest), if any, through the date of such declaration to be immediately due and payable.

The indenture provides that if an event of default described in clause (8) above with respect to us or Rayonier occurs, the principal amount of the notes plus accrued and unpaid interest (including additional interest), if any, will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•

the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

•

the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to exchange the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•	our failure to pay principal of or any interest (including additional interest), if any, on any note when due or the payment of any repurchase price;

•	our failure to exchange any note into cash, shares of Rayonier’s common stock or a combination of cash and shares of Rayonier’s common stock in accordance with the terms of the indenture; and

•	our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

If an event of default occurs, any notes in book-entry form only at DTC will be exchanged for notes in certificated form registered in the name of the beneficial owner or its nominee.

Consolidation, Merger and Sale of Assets

Neither we nor Rayonier may consolidate with or merge into any person or convey, transfer or lease all or substantially all of Rayonier’s consolidated properties and assets to any successor person, unless:

•

we or Rayonier are the surviving person or the resulting, surviving or transferee person, if other than us or Rayonier, as applicable, is a person organized and validly existing under the laws of the United States of America, any state of the United States of America or the District of Columbia and assumes our obligations or Rayonier’s obligations, as applicable, on the notes and under, the guarantee and the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

This covenant will not apply to:

(1)	a merger of us or Rayonier with an affiliate solely for the purpose of reincorporating in another jurisdiction, or

(2)	any consolidation or merger, or any conveyance, transfer, or lease of assets between or among us, Rayonier or our or Rayonier’s respective subsidiaries.

When such a person assumes our or Rayonier’s obligations in such circumstances, subject to certain exceptions, we or Rayonier, as applicable, shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of us and permit each holder to require us to repurchase the notes of such holder as described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change.”

An assumption of our obligations under the notes and the indenture or an assumption of Rayonier’s obligations under the guarantee and the indenture by such person might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

Modification and Waiver

Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may, without notice to the other holders, waive our compliance in any instance with any provision of the indenture or waive any past default under the indenture and its consequences, except an uncured default in the payment of any amount due, or in the obligation to deliver common stock, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note affected if such amendment, supplement or waiver would:

(1)	change the stated maturity of the principal of or the payment date of any installment of interest or additional interest on or with respect to the notes;

(2)	reduce the principal amount, repurchase price or the exchange rate (except in a manner provided for in the indenture) of any note or the rate of interest or additional interest on any note;

(3)	reduce the amount of principal payable upon acceleration of the maturity of any note;

(4)	change the currency in which the principal, repurchase price or interest with respect to the notes is payable;

(5)	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

(6)	modify the provisions with respect to the repurchase rights of the holders described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change” in a manner adverse to holders;

(7)	adversely affect the right of holders to exchange notes, other than as provided in the indenture;

(8)	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

(9)	alter the manner of calculation or rate of accrual of interest or additional interest or repurchase price (except in a manner provided for in the indenture) on any note or extend the time for payment of any such amount.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

(1)	cure any ambiguity, defect or inconsistency;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	provide for the assumption of our or Rayonier’s obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of Rayonier’s assets;

(4)	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

(5)	add a guarantor;

(6)	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7)	secure the notes;

(8)	increase the exchange rate;

(9)	comply with the rules of any applicable securities depositary, including DTC;

(10)	conform the text of the indenture or the notes to any provision of this description of the notes to the extent that the text of this description of notes was intended to be a recitation of the text of the indenture or the notes as represented by us to the trustee in an officers’ certificate;

(11)	provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture;

(12)	provide for the issuance of additional notes, to the extent that we and the trustee deem such amendment necessary or advisable in connection with such issuance; provided that no such amendment or supplement may impair the rights or interests of any holder of the outstanding notes;

(13)	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

(14)	modify the restrictions and procedures for resale and other transfers of notes or Rayonier’s common stock pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or exchange agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of exchange or otherwise, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

SEC Reporting

The indenture requires us to provide the trustee with a copy of the reports that Rayonier must file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act.

Calculations in Respect of the Notes

We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of Rayonier’s common stock and the amount of any increase in the exchange rate for any notes exchanged in connection with a fundamental change. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the indenture. The trustee is the paying agent, exchange agent and registrar for the notes.

If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

The notes were issued in the form of one global note. The global note was deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global note directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers in the private offering, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note is shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

Owners of beneficial interests in global notes who desire to exchange their notes in accordance with the indenture should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for exchange.

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, holders will not be entitled to have the notes represented by the global note registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global note. We understand that, under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and any interest on, the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. We expect that DTC or its nominee, upon receipt of any payment of principal of, or interest on, the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or exchange agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global note is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global note or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global note for certificated securities, which we will distribute to DTC participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

DESCRIPTION OF RAYONIER INC.’S CAPITAL STOCK

In this section, references to “we,” “our” and “us” refer to Rayonier Inc. and not to any subsidiaries.

As of September 30, 2007 our authorized capital stock was 135,000,000 shares. Those shares consisted of (a) 15,000,000 preferred shares, no par value, none of which were outstanding and (b) 120,000,000 common shares, no par value, 76,879,826 of which were issued and outstanding.

Common Shares

Listing

Our outstanding common shares are listed on the New York Stock Exchange under the symbol “RYN.” Any additional common shares we issue also will be listed on the New York Stock Exchange.

Dividends

Subject to the rights of any series of preferred shares that we may issue, the holders of common shares may receive dividends when and as declared by the board of directors. Dividends may be paid in cash, shares or other form out of legally available funds.

Fully Paid

All outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred shares that we may issue in the future, the holders of common shares may vote one vote for each share held in the election of directors and on all other matters voted upon by our shareholders. Holders of common shares may not cumulate their votes in the election of directors.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders, if any. The holders of common shares have no preemptive rights. Common shares are not subject to any redemption provisions and are not convertible into any other securities.

Preferred Shares

No preferred shares are outstanding. Our articles of incorporation limit the amount any holder of preferred shares is entitled to receive upon an involuntary liquidation of Rayonier to $100 per preferred share.

Our board of directors can, without approval of shareholders, issue one or more series of preferred shares. Subject to the provisions of our articles of incorporation and limitations prescribed by North Carolina law, our board of directors may adopt resolutions to determine the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred shares, the number of shares constituting each series and the terms and conditions of issue. Under certain circumstances, preferred shares could restrict dividend payments to holders of our common shares.

Undesignated preferred shares may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of preferred shares may adversely affect the rights of the holders of our common shares. For example, any preferred shares issued may rank prior to our common shares as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into common shares. As a result, the issuance of preferred shares may discourage bids for our common shares or may otherwise adversely affect the market price of our common shares or any existing preferred shares.

The preferred shares will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

Classified board of directors and limitations on removal of directors

Our articles of incorporation provide that the board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of shareholders. Directors can be removed only for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

Blank check preferred shares

Our articles of incorporation authorize the issuance of blank check preferred shares. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred shares and could issue such shares in either private or public transactions. In some circumstances, the blank check preferred shares could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Amendment to our bylaws

Our bylaws may be amended or repealed by our board of directors, including any bylaw adopted, amended or repealed by our shareholders.

North Carolina Shareholder Protection Act

The North Carolina Shareholder Protection Act generally requires the affirmative vote of 95% of a public corporation’s voting shares to approve a “business combination” with any person that a majority of continuing directors determines beneficially owns, directly or indirectly, more than 20% of the voting shares of the corporation (or ever owned more than 20% and is still an “affiliate” of the corporation) unless the fair price provisions and the procedural provisions of the act are satisfied.

“Business combination” is defined by the statute as (i) any merger, consolidation or conversion of a corporation with or into any other entity, (ii) any sale or lease of all or any substantial part of the corporation’s assets to any other entity or (iii) any purchase or lease from any other entity of assets having a value of more than $5,000,000 in exchange for securities of the corporation.

The act contains provisions that allowed a corporation to “opt out” of the applicability of the act’s voting provisions within specified time periods that generally have expired. The act applies to Rayonier since we did not opt out within these time periods.

Special Meetings of Shareholders

Neither our articles of incorporation nor our bylaws give shareholders the right to call a special meeting of shareholders. Our bylaws provide that special meetings of shareholders may be called only by our board of directors.

Requirements for Qualification as a REIT

In order to maintain our qualification as a REIT, we must abide by certain provisions in the Code, including rules restricting concentration of ownership. For more information, please see “Certain United States Federal Income Tax Considerations—Taxation of Rayonier Inc.—Organizational and Ownership Requirements.”

Limitation of Liability of Officers and Directors

Our articles of incorporation limit the liability of our directors to us and our shareholders to the fullest extent permitted by North Carolina law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s duty in such capacity, except for liability:

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions as provided in Section 55-8-33 of the North Carolina Business Corporation Act; or

•	for any transaction from which the officer or director derived an improper personal benefit.

Our articles of incorporation also provide indemnification to our directors and officers to the maximum extent allowed by North Carolina law as it exists now or may hereafter be amended. Our directors and officers generally are entitled to indemnity against all liabilities and expenses in any suit or preceding, including a derivative suit, arising out of their status or activities as directors or officers, unless the actions taken by the individual to be indemnified were at the time taken known or believed by him to be clearly in conflict with our best interests.

The inclusion of these provisions in our articles of incorporation may reduce the likelihood of derivative litigation against our directors, and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our shareholders. These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

Transfer Agent and Registrar

Rayonier’s transfer agent and registrar of the common shares is The Bank of New York Trust Company, N.A.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Taxation of Holders of Notes and Rayonier’s Common Stock

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and Rayonier’s common stock into which the notes are exchangeable but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and any Rayonier common stock into which such notes are exchangeable as capital assets (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of Rayonier’s stock entitled to vote;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds the notes or common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and Rayonier’s common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or Rayonier’s common stock. Certain consequences to non-U.S. holders of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is held by one or more United States persons or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest

You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchase a note for an amount that is less than its issue price, subject to a de minimis exception you will be treated as having purchased the note at a “market discount.” In such case, you will be required to treat any payment on, or any gain realized on the sale, exchange or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its principal amount, you will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note.

Constant Yield Method

In lieu of accounting for market discount and amortizable bond premium separately, you may elect to include in income all interest that accrues on the note (including market discount and adjusted for amortizable bond premium) using a constant yield method under which the note would be treated as if issued on your purchase date for an amount equal to your adjusted basis in the note immediately after your purchase of the note. Such an election will simplify the computation and reporting of income from a note and will effectively permit you to report income using the accrual method and a constant yield.

Purchase at the Option of Holder

If, after a Fundamental Change, you require us to purchase a note and we deliver cash in full satisfaction of the purchase price, the purchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

Sale, Exchange, Redemption or Other Disposition of the Notes

Except as described under “Consequences to U.S. Holders—Market Discount,” upon the sale, exchange, redemption or other disposition of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition, except to the extent such amount is attributable to accrued interest income or market discount not previously included in income, which will be taxable as ordinary income, as described above under “—Interest” and “—Market Discount” and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by any market discount included in gross income with respect to the note and decreased by any amortizable bond premium deductions and any payments received on the note other than payments of qualified stated interest. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Exchange of Notes for Cash and any Rayonier Common Stock

The receipt of cash and any Rayonier common stock upon exchange of the notes will generally be treated as a sale or exchange of the notes (see “—Sale, Exchange, Redemption or Other Disposition of the Notes”). Accordingly, you will generally recognize gain or loss on such exchange. The amount of gain or loss will be equal to the difference between the cash plus the fair market value of any Rayonier common stock received except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income. The tax basis of any Rayonier common stock received upon an exchange will equal the fair market value of such shares received at the time of the exchange. Your holding period for the Rayonier common stock will begin on the day after the exchange.

Constructive Dividends upon Certain Exchange Rate Adjustments

You may, in certain circumstances, be deemed to have received distributions with respect to Rayonier’s common stock if the exchange rate of the notes is adjusted. However, adjustments to the exchange rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to Rayonier’s shareholders and adjustments upon a Fundamental Change, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below, even though you have not received any cash or property as a result of such adjustments and even though you may never exercise your exchange right. You should consult your tax advisor regarding whether an adjustment results in a constructive dividend to you and to determine whether the preferential tax rate described below under “—Dividends” is applicable to such a constructive dividend. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to holders of Rayonier’s common stock.

Dividends

Distributions, if any, received by you with respect to Rayonier’s common stock that are not designated as a capital gain dividend generally will be included in your income as dividend income to the extent of Rayonier’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such dividends will be taxed at ordinary income rates. Distributions in excess of Rayonier’s current and accumulated earnings and profits would be treated as a return of capital to the extent of your adjusted tax basis in Rayonier’s common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends would not be eligible for the dividends received deduction generally allowed to U.S. holders that are corporations. Distributions designated as capital gain dividends generally will be subject to tax at the rate applicable to long-term capital gains realized by the particular shareholder.

Sale, Exchange, Redemption or Other Disposition of Rayonier’s Common Stock

Upon the sale, exchange, redemption or other disposition of Rayonier’s common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange, redemption or other disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax and Information Reporting

If you are a U.S. holder of notes or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a note or share of Rayonier common stock, unless you are an exempt recipient such as a corporation. In addition, backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number and certain other information, or a certification of exempt status, or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or Rayonier’s common stock. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder. In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•	the interest you receive on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•

you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, which certification may be made on an IRS Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders. If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI or successor form stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment maintained by you in the United States. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or such lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange (including the exchange of notes for Rayonier’s common stock in accordance with the terms of the notes), redemption or other disposition of a note, except with respect to accrued and unpaid interest, which would be taxable as described above, or Rayonier’s common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met; or

•

we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held the notes.

If your gain is effectively connected with your conduct of a trade or business in the United States, you generally will be subject to U.S. federal income tax on the net gain derived from the sale, subject to an applicable income tax treaty providing otherwise. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual subject to tax by reason of your presence in the United States as described in the second bullet above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

We believe that Rayonier is a United States real property holding corporation. However, so long as Rayonier’s common stock is regularly traded on an established securities market, only a non-U.S. holder (i) who owns within the time period described above more than 5% of the notes if the notes are regularly traded on an established securities market, (ii) who owns within the time period described above notes with a value greater than 5% of the Rayonier common stock as of the latest date such notes were acquired if the notes are not traded on an established securities market, or (iii) who actually or constructively owns within the time period described above more than 5% of the Rayonier common stock, will be subject to U.S. tax on the disposition thereof.

Non-U.S. holders that meet any of the ownership requirements discussed above are strongly encouraged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of notes and common stock.

Dividends

In general, dividends, if any, received by you with respect to Rayonier’s common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the exchange rate of the notes, as discussed in “—Consequences to U.S. Holders—Constructive Dividends Upon Certain Exchange Rate Adjustments” above, will be subject to a 30% withholding tax (or lower applicable treaty rate) unless such dividends are effectively connected with your conduct of a trade or business in the United States, in which case such dividends generally will be subject to U.S. federal income tax on a net income basis. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty. Distributions designated as capital gains dividends will be subject to tax in the same manner as ordinary distributions in the case of non-U.S. holders who own 5% or less of our outstanding stock (as long as our common stock remains publicly traded). In order to claim the benefit of an income tax treaty or to claim an exemption from this withholding tax on effectively connected dividends, you must provide a properly executed IRS Form W-8BEN (or successor form) for treaty benefits or IRS Form W 8ECI (or successor form) for effectively connected dividends, prior to the payment of dividends. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Constructive Dividends upon Certain Exchange Rate Adjustments

Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend, including in the case of a make-whole conversion rate adjustment upon a Change of Control (see “—Consequences to U.S. Holders—Constructive Dividends upon Certain Exchange Rate Adjustments” above). Any such constructive dividend received by you will be treated in the same manner as an actual dividend received by you, as discussed above under “—Dividends.” Any such withholding tax on a deemed dividend may be withheld from interest on the notes, shares of Rayonier common stock or sales proceeds subsequently paid or credited to you. If we deduct U.S. federal withholding tax from interest or other payments on your notes under these circumstances, you should consult your own tax advisor as to whether you can obtain a refund for all or a portion of any tax withheld.

Backup Withholding Tax and Information Reporting

If you are a non-U.S. holder, payments of interest on a note and dividends on Rayonier common stock, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

U.S. backup withholding tax generally will not apply to payments to you if the statement described in “Consequences to Non-U.S. Holders—Interest” is duly provided by you or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

In addition, if you are a non-U.S. holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of Rayonier common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under “Consequences to Non-U.S. Holders—Interest,” or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Taxation of Rayonier Inc.

The following discussion summarizes certain material United States federal income tax considerations to our taxation and qualification as a REIT. The information in this discussion is based on current provisions of the Code, final and temporary Treasury Regulations thereunder, existing administrative interpretations and practices of the IRS and judicial decisions, all of which are subject to change, possibly with retroactive effect. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law. In addition, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions or positions described in the discussion set forth below. Except as otherwise indicated, no advance ruling from the IRS or opinion of counsel has been or will be sought regarding any matter discussed in this prospectus.

General

Under federal income tax law, if certain detailed conditions imposed by the Code and related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for federal income tax purposes. These conditions relate, in part, to the nature of the entity’s assets and income. Provided we qualify to be subject to tax as a REIT, we will generally not be subject to federal corporate income tax on taxable income that we distribute to our shareholders each year (other than the income of our taxable REIT subsidiaries). This treatment substantially eliminates the “double taxation” that ordinarily applies to regular corporations that are subject to taxation once at the corporate level, when income is earned, and again at the shareholder level, when that income is distributed.

We have elected to be treated for federal income tax purposes as a REIT commencing with our taxable year ending December 31, 2004. Although no assurance can be given, we believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT, and we intend to continue to operate in such a manner. In addition, as described more fully under “Income Tests” below, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including our timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests discussed below and that the gains we derive from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests.

We believe, commencing with the taxable period ending December 31, 2004, that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT, and we expect that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. However, our future qualification and taxation as a REIT will depend on our ability to meet on an ongoing basis (through actual annual operating results, asset base, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below. Thus, while we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in law or our circumstances, no assurance can be given that we will so qualify for any particular year. In addition, no assurance can be given that the IRS will not challenge the conclusions and tax positions described in this discussion. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “Failure to Qualify as a REIT.”

Provided we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our shareholders (other than the income of our taxable REIT subsidiaries). The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. This deduction for dividends paid substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. Tax legislation enacted in 2003 generally lowers the rate at which shareholders who are individuals are subject to tax on corporate dividends, from a maximum of 35% (as ordinary income) to a maximum of 15% (the same as long-term capital gains), for the 2003 through 2010 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by our shareholders from us or from other entities that are subject to tax as REITs may continue to be subject to tax at rates applicable to ordinary income, which, under current law, will be as high as 35% through 2010. Nevertheless, our dividends may consist of a portion that constitutes a return of capital, which would not be subject to tax, and a portion that qualifies as a capital gain dividend, which would be subject to tax at a maximum rate of 15%. We will, nonetheless, be subject to federal tax under certain circumstances, including the following:

•

We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, “Annual Distribution Requirements” with respect to our ability to elect to treat as having been distributed to shareholders certain of our capital gains upon which we have paid taxes, in which event the taxes that we have paid with respect to such income would be available as a credit or refund to shareholders.

•

If in a taxable transaction we dispose of an asset held at the REIT level that we owned at the time of our REIT conversion which had a fair market value on the conversion date in excess of its tax basis, referred to as “built-in gain,” we will be subject to tax on the built-in gain at the highest regular corporate rate applicable if the disposition of that asset occurs during the ten year period following our REIT conversion. In addition, if we acquire an asset from a corporation that is subject to corporate-level tax under subchapter C of the Code in a transaction in which our basis in the asset is determined by reference to the transferor’s basis (a “carryover basis transaction”), we will similarly be subject to tax at the highest regular corporate rate applicable if we recognize gain on a disposition of the asset during the ten year period following our acquisition of the asset. Income derived from the harvesting and sale of timber pursuant to certain timber cutting contracts (as opposed to gain derived from the sale of timberlands) is not subject to this built-in gains tax. Thus, we will not be subject to the built-in gains tax on the income we derive from the harvesting and sale of timber from timberlands we held at the time of our REIT conversion or from timberlands we acquire in the future in a carryover basis transaction from a corporation subject to tax under subchapter C if sold pursuant to such timber cutting contracts.

•

We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test as discussed below but have otherwise maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect our profitability.

•

If we should fail to satisfy the asset test or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

We will be required to pay a 4% excise tax on the amount by which our annual distributions to shareholders are less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, other than capital gain income we elect to retain and pay tax on and (3) any undistributed taxable income from prior periods, other than capital gains from such years which we elect to retain and pay tax on.

•

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a TRS if and to the extent that the IRS successfully adjusts the reported amounts of these items.

In addition, we, including our subsidiaries and affiliated entities, may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.

Requirements for Qualification

We elected to be treated as a REIT beginning with our taxable year ended December 31, 2004. In order to continue to qualify as a REIT, we must meet the requirements discussed below relating to our organization, sources of income, nature of assets and distributions of income.

Organizational and Ownership Requirements

A REIT is a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

Conditions (1) through (4) must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Though our charter does not provide restrictions regarding transfers of our shares, we anticipate that the current diversity of our shareholder base will continue and that we will satisfy the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must request written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this request must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A shareholder that fails or refuses to comply with the request is required by applicable Treasury Regulations to submit a statement with its tax return disclosing its actual ownership of the shares and other information.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries and disregarded entities are sometimes referred to herein as “pass-through subsidiaries.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its taxable income.

A REIT is not treated as holding the assets of a TRS or as receiving directly any income that a TRS earns. Rather, the shares of a TRS are an asset in the hands of the REIT, and the REIT recognizes as income any dividends that it receives from a TRS. This treatment can affect the income and asset test calculations that apply to the REIT, as described below.

Partnerships

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, described below.

Income Tests

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, for each taxable year we must derive, directly or indirectly, at least 75% of our gross income (excluding gross income from “prohibited transactions”) from investments relating to real property or mortgages on real property (including “rents from real property” and “gain from the sale or other disposition of real property”) other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year we must derive, directly or indirectly, at least 95% of our gross income (excluding gross income from “prohibited transactions”) from real property investments that satisfy the 75% test, dividends, interest and gain from the sale or disposition of shares or securities (or from any combination of the foregoing).

In addition, if we should realize any taxable income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner) then such income would be treated as income from a “prohibited transaction” and would not count for purposes of applying the 95% and 75% gross income tests. Such income would, however, be subject to a 100% penalty tax. We attempt to conduct any activities that could give rise to a prohibited transaction through our taxable REIT subsidiaries. For example, the manufacture and sale of wood products, certain types of timberland sales and sales of logs are conducted through our taxable REIT subsidiaries. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. However, sales of timberlands that satisfy certain requirements specified in the Code do not constitute prohibited transactions. The principal requirements that have to be satisfied are that (i) the timberlands sold during a tax year cannot have an aggregate tax basis that exceeds 10 percent of the aggregate tax bases of all of our assets as of the beginning of the relevant tax year and (ii) our development expenses with respect to such timberlands for the four years prior to the sale and our non-timber related expenses with respect to such sales cannot exceed certain specified limits. We intend to conduct our activities so that our sales of timberlands (other than those undertaken by our taxable REIT subsidiaries) qualify for this safe harbor.

Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. Substantially all of the rental income that we have received in the past and anticipate to receive in the future is derived from hunting leases, beekeeping leases, leases for the use of real property to erect and maintain billboards on property adjacent to certain public thoroughfares and the rental of rights of way through certain properties. It is anticipated that any income we receive from such leases and other property interests will constitute “rents from real property” under the applicable rules. While it is not expected that we will receive a substantial amount of rental income, we will take steps to ensure that any such rental income will qualify as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including those timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests, and that our gains derived from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. In reaching these conclusions, the IRS expressly relied upon a representation from us that our disposal of timber pursuant to these timber cutting contracts will qualify as disposal of timber under Section 631(b) of the Code.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests is due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. As discussed above under “General,” even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

Asset Tests

At the close of each calendar quarter, we must satisfy the following tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must consist of:

•	interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds;

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in mortgages on real property;

•	shares in other REITs; and

•	investments in shares or debt instruments during the one-year period following the receipt of new capital raised through equity offerings or offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, or equity interests in a partnership. The 10% value test does not take into account “straight debt” issued by an individual or any entity if we hold no other securities issued by such entity, or by a partnership if we own at least a 20% profits interest in the partnership.

As of the date of this prospectus, more than 75% of the fair market value of our assets consist of timberlands owned in fee or held under long-term leases, and we expect that, at all times after the date of this prospectus, more than 75% of our assets owned directly and indirectly will consist of fee ownership and leasehold interests in timberland. Accordingly, we believe that we have met and will continue to be able to meet the 75% test described above.

The board of directors will determine the value of Rayonier’s assets for the purpose of ascertaining compliance with the REIT asset tests. Such a determination is binding upon the IRS so long as our board of directors acts in good faith. It is not known whether our board of directors will rely upon third parties in making its determinations as to the value of our various assets.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (1) we satisfy all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arises from changes in the market values of our assets and is not wholly or partly caused by our acquisition of one or more non-qualifying assets. If we do not satisfy the condition described in clause (2) of the preceding sentence, we still can avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arises.

Legislation enacted in 2004 contains a number of provisions applicable to REITs, including relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. These provisions are generally effective beginning with the 2005 tax year, except as otherwise noted below.

One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision applies to de minimis violations of the 10% and 5% asset tests. Specifically, a REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets or $10,000,000 and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure or the relevant tests are otherwise satisfied within that time frame.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute (or we are not treated as having distributed) all of our capital gain or we distribute (or we are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed income at regular corporate tax rates. If we should fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year (other than capital gain income that we elect to retain and pay tax on as provided for below) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on), we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that:

•	we would be required to pay the tax on such gains at regular corporate tax rates;

•

our shareholders, although required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by us; and

•

the basis of a shareholder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of the tax on capital gains paid by us which was included in income by the shareholder).

It is possible that we, from time to time, may not have sufficient cash or other liquid assets to meet the annual distribution requirements described above due to timing or other differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at its taxable income. If we encounter this situation, we may elect to retain the capital gain and pay the tax on the gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, we may find it necessary to arrange for short or possibly long-term borrowings, issue equity, or sell assets.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Distribution of C corporation Earnings and Profits

In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed tax earnings and profits (“E&P”) that is attributable to a C corporation taxable year (“C corporation E&P”). We believe that we distributed all of our C corporation E&P on or prior to December 31, 2003. The calculation of such E&P, however, is a complex factual and legal determination. We may have had less than complete information at the time we undertook our analysis or may have interpreted the applicable law differently than the IRS. There can be no assurances that the IRS will agree with our determination of our C corporation E&P, and there are uncertainties regarding the amount of such E&P. These uncertainties include the possibility that the IRS could, upon audit, increase our taxable income, which would increase our C corporation E&P.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and, in fact, would not be required to be made. In such event, all distributions to shareholders would be subject to tax as ordinary income (and, through the 2010 tax year, as qualified dividend income to individual U.S. shareholders), to the extent of our current and accumulated E&P. Subject to certain limitations, corporate U.S. shareholders may be eligible for the dividends received deduction. If having qualified as a REIT, we later fail to so qualify, unless entitled to relief under specific statutory provisions, we will be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which our REIT qualification was lost.

ERISA CONSIDERATIONS

Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and Section 4975 of the Code prohibit plans that are subject to ERISA, plans and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include “plan assets” of such plans and arrangements, which we refer to, collectively, as the Plans, from engaging in specified transactions involving plan assets with persons or entities who are “parties in interests” within the meaning of ERISA or “disqualified persons” within the meaning of Section 4975 of the Code. The acquisition and/or ownership of the notes by a Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are acquired and are held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Accordingly, to prevent the possibility of any such prohibited transaction, each purchaser will be deemed to have represented by its purchase and holding of a note that either (1) it is not a Plan and is not purchasing the note on behalf of or with the assets of any Plan and will not transfer the note to any Plan or person whose assets constitute Plan assets, or (2) its purchase and holding of the note is either not a prohibited transaction under ERISA or the Code, or is entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more prohibited transaction exemptions, and is otherwise permissible under all applicable laws which are similar to ERISA or Section 4975 of the Code and its subsequent disposition or exchange of the note either will not result in a prohibited transaction under ERISA or the Code or will be entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more prohibited transaction exemptions, and will otherwise be permissible under all applicable laws which are similar to ERISA or Section 4975 of the Code.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying Rayonier’s common shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Rayonier’s common shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Rayonier’s common shares may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying Rayonier common shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of Rayonier’s common shares in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the notes and the underlying Rayonier common shares short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying Rayonier’s common shares to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the notes or the underlying Rayonier common shares offered by them hereby will be the purchase price of the notes or Rayonier common shares less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Rayonier’s common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The outstanding Rayonier common shares are listed for trading on the NYSE. We do not intend to list the notes for trading on any national securities exchange or on the NYSE and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying Rayonier common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the notes and the underlying Rayonier common shares by selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holder and any underwriter, broker-dealer or agent regarding the sale of Rayonier common shares by the selling security holders.

A selling security holder may decide not to sell any notes or the underlying Rayonier common stock described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the notes or the underlying Rayonier common shares. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the notes and the underlying Rayonier common shares by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or Rayonier common shares to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying Rayonier common shares under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling security holders and we and Rayonier will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying Rayonier common shares, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of the notes and the underlying Rayonier common shares to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

LEGAL MATTERS

The validity of the notes and Rayonier’s guarantee has been passed upon for us by Vinson & Elkins L.L.P., New York, New York. The validity of the common stock issuable upon exchange of the notes has been passed upon for us by Alston & Bird LLP. Vinson & Elkins L.L.P. has relied upon Alston & Bird LLP with regard to North Carolina law.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Rayonier files annual, quarterly and current reports, proxy and information statements and other information with the SEC. We are not required to, and do not intend to, file such reports and materials with the SEC. You may read and copy materials that Rayonier has filed with the SEC at the SEC public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Rayonier’s common stock is quoted on the New York Stock Exchange under the symbol “RYN” and Rayonier’s SEC filings can also be read at: New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Rayonier’s SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Such filings are also available at Rayonier’s website at http://www.rayonier.com. Materials on our website are not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings Rayonier makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including any filings after the date of this prospectus, until the initial purchasers have sold all of the notes to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Rayonier’s Annual Report on Form 10-K filed on February 27, 2007;

•

Rayonier’s Current Reports on Form 8-K filed on February 28, 2007, March 19, 2007, May 22, 2007, May 23, 2007, May 30, 2007, June 25, 2007, August 8, 2007, September 17, 2007, October 9, 2007, October 10, 2007, October 11, 2007, October 17, 2007, October 22, 2007, October 23, 2007 and November 8, 2007;

•	Rayonier’s Quarterly Reports on Form 10-Q filed on July 27, 2007 and October 26, 2007 for Rayonier’s quarters ended June 30, 2007 and September 30, 2007;

•	Rayonier’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2007; and

•	The description of Rayonier’s common stock contained in Rayonier’s Registration Statement on Form 8-A/A, filed on February 4, 1994.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to Rayonier at: Rayonier Inc., 50 North Laura Street, Jacksonville, Florida 32202 (attention: Vice President and General Counsel).

Rayonier TRS Holdings Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the notes and underlying Rayonier common shares being registered hereby. All of the amounts shown are estimates, except the SEC registration fee. All of the expenses will be borne by us, except as otherwise indicated.

SEC registration fee under the Securities Act	$11,790
Printing and engraving expenses*	85,000
Legal fees and expenses*	800,000
Accountants’ fees and expenses*	200,000
Fees and expenses of trustees*	16,000
Miscellaneous costs*	127,500

Total	$1,240,290

*	Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statutes provide that (1) a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in his defense of a proceeding or a threatened proceeding to which he is a party or a threatened party because of his status as such, except to the extent limited or eliminated in the corporation’s articles of incorporation, and (2) a corporation may, but is not required to, indemnify a director or officer if he is not wholly successful in such defense, if it is determined that the director or officer meets certain standards of conduct, provided, however, when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification in certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

Our articles of incorporation obligate us, to the maximum extent permitted by North Carolina law, to indemnify our directors and officers against all liabilities and expenses (including reasonable attorney’s fees) incurred in connection with any suit or proceeding. This right to indemnification includes the right of a director or officer to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount. Our articles of incorporation also provide that, to the full extent permitted by law, a director shall not be personally liable for monetary damages for breach of any duty as a director.

Reference is made to Article VI and Article VII of our Amended and Restated Articles of Incorporation filed as an exhibit to our Current Report on Form 8-K filed on May 22, 2007.

We have in effect insurance policies indemnifying our directors and officers and those of our subsidiaries, against civil liabilities of such directors and officers.

In addition, we have indemnification agreements in effect between us and each of our directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit Number	Description

4.2	Indenture related to the 3.75% Senior Exchangeable Notes due 2012, dated as of October 16, 2007, among Rayonier TRS Holdings Inc., as issuer, Rayonier Inc., as guarantor, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Rayonier Inc.’s Current Report on Form 8-K filed on October 17, 2007)

4.3	Registration Rights Agreement, dated October 16, 2007 among Rayonier TRS Holdings Inc., Rayonier Inc. and Credit Suisse Securities (USA) LLC, as representative of the several purchasers named therein (incorporated by reference to Exhibit 4.3 to Rayonier Inc.’s Current Report on Form 8-K filed on October 17, 2007).

5.1	Opinion of Alston & Bird LLP, as to the validity of the common shares

5.2	Opinion of Vinson & Elkins L.L.P., as to the validity of the notes and the guarantee

8.1	Opinion of Vinson & Elkins L.L.P., with respect to certain tax matters

12.1	Statement of Computation of Ratios

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Alston & Bird LLP (included in Exhibit 5.1)

23.3	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.2 and Exhibit 8.1)

24.1	Powers of Attorney (included in signature page)

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Trust Company, N.A.

Item 17.	Undertakings.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to the information in this registration statement;

provided, however, that paragraphs A(l)(a), A(l)(b) and A(l)(c) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each of the post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against any liability (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

D. The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on the 8th day of January, 2008.

RAYONIER INC.

By:	/s/ LEE M. THOMAS
	Name:	Lee M. Thomas
	Title:	Chairman, President and Chief Executive Officer

RAYONIER TRS HOLDINGS INC.

By:	/s/ LEE M. THOMAS
	Name:	Lee M. Thomas
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Hans E. Vanden Noort and Joseph L. Iannotti and each of them, any of whom may act without the joinder of the other, as his lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 8, 2008.

Signature	Title

/s/ LEE M. THOMAS Lee M. Thomas (Principal Executive Officer)	Chairman, President, Chief Executive Officer

/s/ HANS E. VANDEN NOORT Hans E. Vanden Noort (Principal Financial Officer)	Senior Vice President and Chief Financial Officer

/s/ JOSEPH L. IANNOTTI Joseph L. Iannotti (Principal Accounting Officer)	Vice President and Corporate Controller

/s/ C. DAVID BROWN, II C. David Brown, II	Director

/s/ JAMES H. HANCE, JR. James H. Hance, Jr.	Director

/s/ RICHARD D. KINCAID Richard D. Kincaid	Director

/s/ PAUL G. KIRK, JR. Paul G. Kirk, Jr.	Director

/s/ THOMAS I. MORGAN Thomas I. Morgan	Director

/s/ CARL S. SLOANE Carl S. Sloane	Director

/s/ RONALD TOWNSEND Ronald Townsend	Director

/s/ V. LARKIN MARTIN V. Larkin Martin	Director

INDEX TO EXHIBITS

Exhibit Number	Description

4.2	Indenture related to the 3.75% Senior Exchangeable Notes due 2012, dated as of October 16, 2007, among Rayonier TRS Holdings Inc., as issuer, Rayonier Inc., as guarantor, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Rayonier Inc.’s Current Report on Form 8-K filed on October 17, 2007)

4.3	Registration Rights Agreement, dated October 16, 2007 among Rayonier TRS Holdings Inc., Rayonier Inc. and Credit Suisse Securities (USA) LLC, as representative of the several purchasers named therein (incorporated by reference to Exhibit 4.3 to Rayonier Inc.’s Current Report on Form 8-K filed on October 17, 2007).

5.1	Opinion of Alston & Bird LLP, as to the validity of the common shares

5.2	Opinion of Vinson & Elkins L.L.P., as to the validity of the notes and the guarantee

8.1	Opinion of Vinson & Elkins L.L.P., with respect to certain tax matters

12.1	Statement of Computation of Ratios

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Alston & Bird LLP (included in Exhibit 5.1)

23.3	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.2 and Exhibit 8.1)

24.1	Powers of Attorney (included in signature page)

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Trust Company, N.A.